UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**December 9, 2008**
(DATE OF EARLIEST EVENT REPORTED)	**December 5, 2008**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth in Item 2.03 below regarding the Loan Agreement and Bond Purchase Agreement is incorporated by reference into this Item 1.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 5, 2008, Gulf South Pipeline Company, LP (Gulf South) and Boardwalk Pipelines, LP (Boardwalk Pipelines), each a wholly-owned subsidiary of the Registrant, entered into a transaction whereby Gulf South may borrow funds through the issuance of up to $175 million of notes under a Loan Agreement from Mississippi Business Finance Corporation (MBFC), which is a corporate entity established by the State of Mississippi. Contemporaneously with borrowings under the Loan Agreement, MBFC would issue bonds with identical terms under an Indenture which would be purchased by Boardwalk Pipelines pursuant to a Bond Purchase Agreement and would assign its interest in the notes to the trustee. The bonds would be issued for the purpose of loaning the proceeds to Gulf South under the Loan Agreement for use in funding its expansion projects. The notes would be the sole security for payment of principal and interest on the bonds. The notes and related bonds that may be issued would mature on December 1, 2018, and bear interest at 7.0%.

The descriptions set forth above in Item 1.01 and this Item 2.03 are qualified in their entirety by the Bond Purchase Agreement, the Indenture, the Loan Agreement and related documents, copies of which are filed as exhibits to this report and are incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits:

Exhibit Number:	Exhibit Name:
4.1	Indenture dated as of December 1, 2008, between Mississippi Business Finance Corporation and Hancock Bank, As Trustee
4.2	Loan Agreement dated as of December 1, 2008, between Mississippi Business Finance Corporation and Gulf South Pipeline Company, LP
10.1	Bond Purchase Agreement dates as of December 1, 2008, among Boardwalk Pipelines, LP, Mississippi Business Finance Corporation and Gulf south Pipeline Company, LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
     its general partner

By: BOARDWALK GP, LLC,
     its general partner

By: /s/ Jamie L. Buskill
     Jamie L. Buskill
     Chief Financial Officer

Dated: December 9, 2008

Exhibit 4.1
Execution Copy

INDENTURE

BETWEEN

MISSISSIPPI BUSINESS FINANCE CORPORATION

AND

Hancock Bank, As Trustee

Dated as of December 1, 2008

Not to Exceed $175,000,000

In Aggregate Principal Amount

Mississippi Business Finance Corporation
Taxable Industrial Development Revenue Bonds
(Gulf South Pipeline Company, LP Project)

TABLE OF CONTENTS

Exhibit 4.1 to Boardwalk Pipeline Partners, LP Form 8-K filed December 9, 2008

Exhibit 4.1 to Boardwalk Pipeline Partners, LP Form 8-K filed December 9, 2008

THIS INDENTURE, dated as of December 1, 2008, among Mississippi Business Finance Corporation, a public corporation (hereinafter called the "Issuer"), and Hancock Bank, as trustee (the "Trustee").

W I T N E S S E T H:

WHEREAS, the Issuer is authorized by the provisions of Title 57, Chapter 10, Article 7, of the Mississippi Code of 1972, as amended (the "Act") to, among other things, provide and finance economic development projects in the State of Mississippi by, among other things, providing loans and other assistance to eligible companies, and to finance such assistance to eligible companies by the issuance of revenue bonds;

WHEREAS, the Issuer has duly authorized, under the Act, as a project by the Company (as hereinafter defined) the permanent financing of all or a part of the Project (as hereinafter defined);

WHEREAS, the Issuer desires to authorize the issuance of its taxable revenue bonds hereunder, to secure the payment of the principal thereof and the interest and redemption premium, if any, thereon and any other payments required under this Indenture and to assure the performance and observance of the covenants and conditions herein contained in order to provide for the permanent financing, from time to time, of the Project;

WHEREAS, the Issuer has entered into a Loan Agreement dated as of the date hereof (the "Loan Agreement") with the Company (as hereinafter defined) to provide for the permanent financing of the Project with the proceeds of the loan from the Issuer and the repayment of such loan to the Issuer;

WHEREAS, the Issuer has determined to issue and sell up to $175,000,000 maximum aggregate principal amount of Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds (Gulf South Pipeline Company, LP Project) (the "Bonds"), the proceeds of which are to be used to pay a portion of the costs of the Project and to pay the necessary expenses incidental to the issuance of the Bonds;

WHEREAS, Boardwalk Pipelines, LP (the "Purchaser") has agreed to purchase the Bonds (as hereinafter defined) with the proceeds of which to be loaned to the Company by the Issuer to finance the Project (as hereafter defined);

WHEREAS, on the date of execution of this Indenture, the Issuer shall issue the Bonds to finance the Project;

WHEREAS, to further secure the Bonds, the Company has authorized, executed and delivered a Note (as defined herein) to the Issuer, which Note the Issuer has assigned to the Trustee;

WHEREAS, the Issuer, at a meeting thereof duly convened and held, has duly authorized the execution and delivery of this Indenture and the issuance hereunder of the Bonds, upon and subject to the terms and conditions hereinafter set forth;

WHEREAS, all acts and things have been done and performed which are necessary to make the Bonds, when executed and issued by the Issuer, authenticated by the Trustee and delivered, the valid and binding legal obligations of the Issuer, in accordance with their terms and to make this Indenture a valid and binding agreement for the security of the Bonds authenticated and delivered under this Indenture;

NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS, THIS INDENTURE WITNESSETH:

Exhibit 4.1 to Boardwalk Pipeline Partners, LP Form 8-K filed December 9, 2008

That the Issuer, in consideration of the premises, the acceptance by the Trustee of the trusts hereby created, the purchase and acceptance of the Bonds by the Purchaser thereof, and other good and valuable considerations, the receipt of which is hereby acknowledged, and in order to secure the payment of the principal of, redemption premium, if any, and interest on all Bonds outstanding hereunder from time to time, according to their tenor and effect, and such other payments required to be made under this Indenture, and to secure the observance and performance by the Issuer of all the covenants, expressed or implied herein and in the Bonds, does hereby grant, bargain, sell, convey, assign, pledge and grant a security interest unto the Trustee, and unto its successors in the trusts hereunder, and to them and their successors and assigns forever, all right, title and interest of the Issuer in, to and under, subject to the terms and conditions of this Indenture, any and all of the following:

(a)   the Loan Agreement, including but not limited to the Issuer's rights to receive the loan payments and other revenues and receipts payable thereunder, and the Issuer's rights to enforce the Loan Agreement, provided, however, that the Issuer hereby reserves its rights under the Loan Agreement to receive notices, the payment of Administration Expenses and indemnification payments, all as provided in the Loan Agreement;

(b)   the Note, including, without limitation, all payments to be made by the Company pursuant to the Note;

(c)   the proceeds of the Bonds (subject to provisions pertaining to the use thereof set forth herein and in the Loan Agreement);

(d)   any and all other property of every kind and nature from time to time hereafter by delivery or by writing of any kind, conveyed, mortgaged, sold, pledged, assigned and transferred, as and for additional security hereunder, by the Issuer or by any other person, firm or entity in its behalf or with its written consent to the Trustee, and the Trustee is hereby authorized to receive any and all such property at any and all times and to hold and apply the same subject to the terms hereof provided, however, the Trustee consents in writing to the acceptance of such additional security;

(e)   any income received by the Trustee from the investment of the proceeds of the Bonds and other funds held by the Trustee hereunder (subject to provisions pertaining to the use thereof set forth herein and in the Loan Agreement); and

(f)   the proceeds of any of the foregoing;

TO HAVE AND TO HOLD all the same hereby pledged, conveyed and assigned, or agreed or intended so to be, to the Trustee and its successors in said trust and to it and its assigns forever; **PROVIDED, HOWEVER**, that if the Issuer, its successors or assigns, shall well and truly pay, or cause to be paid, the principal of the Bonds issued and secured hereunder and the interest due or to become due thereon, at the times and in the manner mentioned in such Bonds, according to the true intent and meaning thereof, and shall well and truly keep, perform and observe all the covenants and conditions pursuant to the terms of this Indenture to be kept, performed and observed by it, and shall pay or cause to be paid to the Trustee all sums of money due or to become due to it in accordance with the terms and provisions hereof, then upon such final payments this Indenture and the unvested rights hereby granted shall cease and terminate, otherwise this Indenture to be and remain in full force and effect;

THIS INDENTURE FURTHER WITNESSETH that, and it is expressly declared, all Bonds issued and secured hereunder are to be issued, authenticated and delivered and all the rights and property hereby pledged are to be dealt with and disposed of under, upon and subject to the terms, conditions, stipulations, covenants, agreements, trusts, uses and purposes as hereinafter expressed, and the Issuer has agreed and covenanted, and does hereby agree and covenant, with the Trustee and with the respective holders and owners, from time to time, of the said Bonds, as follows:

ARTICLE I.
DEFINITIONS

Section 1.1. Definitions. The terms set forth below shall have the following meanings in this Indenture, unless the context clearly otherwise requires. Except where the context otherwise requires, words importing the singular number shall include the plural number and vice versa.

"Act" shall mean Title 57, Chapter 10, Article 7, of the Mississippi Code of 1972, as amended and supplemented.

"Administration Expenses" shall mean the reasonable, necessary and documented expenses incurred by the Issuer pursuant to the Loan Agreement or this Indenture, including the Initial Administrative Fee, and the compensation and expenses paid to or incurred by the Trustee or any Paying Agent under this Indenture.

"Authorized Company Representative" shall mean any person or persons from time to time designated to act on behalf of the Company by a written certificate, signed on behalf of the Company by the President or one of the Vice Presidents of its general partner or other duly authorized Person and the Secretary or the Treasurer of its general partner or other duly authorized Person and furnished to the Issuer and the Trustee, containing the specimen signature of each such person.

"Bond Counsel" shall mean Butler, Snow, O'Mara, Stevens & Cannada, PLLC, Jackson, Mississippi, or an attorney-at-law or a firm of attorneys, designated by the Issuer, of nationally recognized standing in matters pertaining to bonds issued by states and their political subdivisions, duly admitted to the practice of law before the highest court of any state of the United States of America.

"Bond Counsel's Opinion" shall mean an opinion signed by Bond Counsel and satisfactory to the Issuer, the Trustee, and the Purchaser.

"Bondholder" or "holder of the Bonds" or "holder" shall mean the Registered Owner(s) of any fully registered Bonds.

"Bonds" or "Bond" shall mean the Bonds in an aggregate amount not exceeding $175,000,000.

"Bond Fund" shall mean the fund established pursuant to Section 6.1 of this Indenture.

"Bond Purchase Agreement" shall mean the Bond Purchase Agreement dated as of December 1, 2008, among the Issuer, the Company and the Purchaser.

"Building" or "Buildings" shall mean the buildings and improvements generally described on Exhibit A to the Loan Agreement constructed in part through a loan of the proceeds of the Bonds and located on the Project Site, as described in Exhibit B to the Loan Agreement, and all additions, modifications and improvements thereto, as they may at any time exist.

"Business Day" shall mean any day, other than a Saturday or Sunday or other day, on which the Purchaser, Trustee or the Company is not required or authorized by law to remain closed.

"Closing Date" shall mean December 5, 2008.

"Company" shall mean Gulf South Pipeline Company, LP, a Delaware limited partnership, or any person or entity which is the surviving, resulting or transferee person in any merger, consolidation or transfer of assets permitted under Section 5.2 of the Loan Agreement and shall also mean, unless the context otherwise requires, and any assignee of this Indenture as permitted by Section 6.1 of the Loan Agreement.

"Completion Date" shall mean, with respect to the Bonds, the date of completion of the Project, as that date shall be certified pursuant to Section 5.3 of this Indenture.

"Cost" or "Cost of the Project" shall mean and be deemed to include to the extent permitted by the Act, costs incurred after April 15, 2006, with respect to the Mississippi Expansion Project and February 10, 2007, with respect to the Southeast Expansion Project, (a) obligations incurred for labor, Equipment and other expenses paid to contractors, builders and materialmen in connection with the construction, installation and equipping of the Project and improvements thereto including, but not limited to, improvements to the Project Site; (b) the cost of contract or performance bonds or of other bonds and of insurance of all kinds that may be required or necessary prior to or during the course of construction of the Project; (c) all costs of architectural and engineering services, including the expenses of the Issuer and the Company for test borings, surveys, test and pilot operations, estimates, plans and specifications and preliminary investigations therefor, and for supervising construction, as well as for the performance of all other duties required by or consequent upon the proper completion of the Project; (d) compensation and expenses of the Issuer and the Trustee, legal, accounting, financial and printing expenses, fees and all other expenses incurred in connection with the issuance of the Bonds, which are not otherwise provided for under the terms of this Indenture; (e) all other costs which the Issuer or the Company shall be required to pay under the terms of any contract or contracts for the acquisition (by purchase, lease or otherwise), construction, installation and equipping of the Project; (f) any sums required to reimburse the Issuer or the Company for advances made by either of them for any of the above items, or for any other costs incurred and for work done by any of them, which are properly chargeable to the Project; (g) Administration Expenses; and (h) any other expenses or fees of the Issuer or the Trustee, which in the opinion of the Issuer or the Trustee, are related to the Project or the Bonds, including but not limited to, commitment and legal fees and the costs, fees and expenses in connection with the initial issuance and sale of the Bonds.

"Equipment" shall mean those items of machinery, equipment, fixtures and other tangible personal property, which have been or are to be acquired and installed in the Buildings or elsewhere at or on the Project Site with the proceeds of the Bonds and any item of machinery, equipment, fixtures and other tangible personal property which may be acquired and installed in the Buildings or elsewhere at or on the Project Site in substitution thereof or in addition thereto pursuant to the provisions of this Indenture, and any renewals and replacements of any of the foregoing. At such time as the Project is completed, a complete detailed list of Equipment and other items of personalty acquired with the proceeds of the Bonds can be found in the records of the Project Fund maintained by the Trustee.

"Event(s) of Default" shall mean any Event(s) of Default specified in Section 10.1 of this Indenture.

"Executive Director" shall mean the Executive Director of the Mississippi Business Finance Corporation as is duly appointed by the Board of Directors of the Mississippi Business Finance Corporation.

"Final Maturity Date" shall mean December 1, 2018.

"Governmental Authority" means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

"Indenture" shall mean this Indenture related to the Bonds dated as of December 1, 2008, between the Issuer and the Trustee, as the same may be amended and supplemented from time to time.

"Initial Administrative Fee" shall mean the initial fee of the Issuer with respect to the Bonds in the amount of $70,000 which fee is required to be paid by the Company to the Issuer pursuant to the Loan Agreement.

"Interest Payment Date" shall mean, beginning on June 1, 2009, each June 1 and December 1 until the principal hereof is paid or duly provided for upon redemption or maturity of the Bonds.

"Investment Securities" shall mean, only to the extent permitted by State law, any of the following unless the Company has determined that the same are not at the time legal investments of the Company's monies:

(a)   savings accounts and certificates of deposit issued by a commercial bank or savings and loan association incorporated under the laws of the United States of America or any state thereof or the District of Columbia having a capital stock and surplus of more than $175,000,000, including the Trustee, or which are fully collateralized by investments of the type described in (b) below or are rated either A-I or A-2 by Standard & Poor's Corporation or P-1 or P-2 by Moody's Investors Service, Inc.;

(b)   bonds, notes and other evidences of indebtedness of the United States of America or the State and any other security unconditionally guaranteed as to the payment of principal and interest by the United States of America or any agency or instrumentality thereof;

(c)   repurchase agreements involving the purchase and resale of investments described in (b) above; provided, that (i) the purchase price of any such agreement shall at no time exceed the fair market value of the investments underlying the same, (ii) each such agreement shall provide for the payment of cash or deposit of additional investments at least monthly so that the sum of the fair market value of investments and the amount of cash underlying the same shall remain at least equal to the purchase price thereof, (iii) the Trustee shall take physical possession of such investments or the Trustee shall be named as the record owner of such investments in the records of a Federal Reserve Bank, in each case no later than the time the purchase price therefor is paid by the Trustee, (iv) the other party to such repurchase agreement shall be a commercial bank or savings and loan association incorporated under the laws of the United States or any state thereof or the District of Columbia or a securities firm registered under the Securities Exchange Act of 1934, in either case having combined capital and surplus of at least $175,000,000 including the Trustee, and (v) the repurchase obligations are at the demand of the Trustee or have a maturity of less than one year;

(d)   any money market fund rated "AAA" by Moody's Investors Service, Inc. comprised of the investments of the type described in paragraph (b); and

(e)   any other investment or investment agreement as the Registered Owner(s) of not less than fifty-one percent (51%) in the aggregate principal amount of the Bonds then Outstanding may approve.

"Issuer" shall mean the Mississippi Business Finance Corporation, constituting a public body corporate and a political subdivision of the State, its successors and assigns, and any public corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party.

"Loan" means the loan made by the Issuer to the Company from the proceeds of the issuance of the Bonds.

"Loan Agreement" shall mean the Loan Agreement between the Company and the Issuer dated as of December 1, 2008, as amended or supplemented from time to time in accordance with the terms hereof.

"Loan Documents" shall mean the Loan Agreement, this Indenture, the Bond Purchase Agreement, the Note, the Bond, the Assignment of the Loan Agreement, and the Assignment of the Note, and any and all promissory notes executed by the Company in favor of the Issuer and all other security agreements, documents, instruments, guarantees, certificates and agreements executed and/or delivered by the Company, in connection with this Indenture, the Bonds, the Bond Purchase Agreement, and the Loan Agreement.

"Loan Payments" shall mean the payments required to be made by the Company pursuant to Section 4.2 of the Loan Agreement.

"Mississippi Expansion Project" shall mean the construction of a natural gas pipeline through Warren, Hinds, Copiah and Simpson Counties in Mississippi.

"Note" shall mean the promissory note of the Company issued by the Company to the Issuer in accordance with Section 4.1 of the Loan Agreement, the form of which is attached thereto as Exhibit C.

"Outstanding," when used with reference to Bonds, shall mean, at any date as of which the amount of outstanding Bonds is to be determined, the aggregate of all Bonds authorized, issued, authenticated and delivered under this Indenture except:

(a)   Bonds canceled or surrendered to the Trustee for cancellation pursuant to Section 2.12 of this Indenture prior to such date;

(b)   Bonds in lieu of or in substitution for which other Bonds shall have been authenticated and delivered pursuant to this Indenture unless proof satisfactory to the Trustee and the Company is presented that any such Bond is held by a bona fide holder in due course.

In determining whether holders of a requisite aggregate principal amount of Bonds outstanding have concurred in any request, demand, authorization, direction, notice, consent or waiver under this Indenture, Bonds which are owned by the Company or the Issuer shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided, however, that for the purpose of determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Bonds which the Trustee knows to be so owned shall be so disregarded.

"Person" or "person" shall mean an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other entity of whatever nature.

"Project" shall mean collectively, the Mississippi Expansion Project and the Southeast Expansion Project.

"Project Fund" shall mean the fund created under Section 5.1 of this Indenture.

"Project Site" shall mean the real property described in Exhibit B attached to the Loan Agreement on which the Building(s) and Equipment acquired, expanded, and installed with the proceeds of the Bonds are or will be situated, which property is owned by the Company.

"Purchaser" shall mean Boardwalk Pipelines, LP.

"Redemption Price" shall mean the principal of and interest on the Bonds to be redeemed at par, without premium, and all other amounts due and owing in respect to the Bonds.

"Registered Owner(s)" shall mean the Person or Persons in whose name or names the particular registered Bond or Bonds shall be registered on the Bond register.

"Revenues" shall mean all payments, receipts and revenues payable by the Company to the Issuer under the Loan Agreement (except payment of Administration Expenses and indemnification payments pursuant to Sections 4.2 and 4.11, respectively, of the Loan Agreement) and any other payments, receipts and revenues derived by the Issuer from the Company under the Loan Agreement.

"Southeast Expansion Project" shall mean the construction of a natural gas pipeline through Simpson, Clarke, Jasper and Smith Counties in Mississippi.

"State" shall mean the State of Mississippi.

"Trustee" shall have the meaning set forth in this Indenture.

[Remainder of Page Intentionally Left Blank.]

ARTICLE II.
DESCRIPTION, AUTHORIZATION, MANNER OF EXECUTION, AUTHENTICATION, REGISTRATION AND TRANSFER OF BONDS

Section 2.1. Authorization of Bonds. No Bonds may be issued under the provisions of this Indenture except in accordance with this Article and shall be limited to the maximum, aggregate principal amount not to exceed $175,000,000. Bonds shall be issued upon written notice by the Company to the Trustee, the Purchaser and the Issuer, requesting an advance of the proceeds of the Bonds, so as to fund the Project, to the extent the aggregate amount of such advance does not exceed $175,000,000. The proceeds of the Bonds shall be advanced from time to time by the Purchaser upon receipt by the Purchaser (with a copy to the Trustee) of a Notice of Borrowing in the form of Exhibit A attached to the Bond Purchase Agreement, duly executed on behalf of the Company, as provided in the Bond Purchase Agreement and subject to the satisfaction of all conditions set forth therein as determined by the Purchaser. Any such Notice of Borrowing shall be treated as an order from the Issuer to authorize the advance under the Bonds initially issued and delivered and as irrevocable, unless the Trustee, the Issuer and the Purchaser shall consent in writing to any revocation thereof. No further action shall be required by the Issuer in order to authorize any such advance. The Trustee shall make a notation on the Grid attached to the Note of the date and amount of each such advance and each payment of principal and interest on the Bonds and the Purchaser has agreed in the Bond Purchase Agreement to make a similar notation on the Grid attached to the Bond. The principal amount outstanding under this Indenture shall be determined by records maintained by the Trustee and the Purchaser.

Each Notice of Borrowing submitted by the Company to the Purchaser requesting an advance of the proceeds of the Bonds shall be deemed a request hereunder for an advance of the proceeds of the loan under the Loan Agreement.

Except as otherwise approved by the Issuer, no Bonds shall be issued under the provisions of this Indenture with a dated date of Bonds on or after December 1, 2011.

Section 2.2. Issuance of Bonds.

(a) Designation of and Maximum Principal Amount of Bonds. The Bonds shall be designated "Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, (Gulf South Pipeline Company, LP Project)" and, shall be issued under and secured by this Indenture in the maximum aggregate principal amount of up to $175,000,000 and shall be issued and sold at the direction of the Company as provided for in Section 2.1 hereof; provided, however, that the principal amount of the Bonds, up to the maximum principal amount, may be advanced to the Issuer periodically by the Purchaser, upon the Company's request to the Purchaser with notice of such request to the Trustee, as provided in Sections 2.1 and 2.7 of this Indenture and in the Bond Purchase Agreement. The principal amount of the Bonds Outstanding at any time shall be determined by the records maintained by the Trustee and the Purchaser pursuant to this Indenture. The Bonds shall be dated the date of the issuance and delivery thereof and shall mature (subject to prior redemption at the prices and dates and upon the terms and conditions hereinafter set forth) as set forth below, shall be numbered R-1 and initially shall be issued in the form of one (1) typewritten bond. The initial advance of the Bonds shall bear interest from the date of such advance. Except as hereinafter provided, the principal of and interest due on any Bonds shall be paid to the Registered Owner of such Bonds as shown on the registration books kept by the Bond Registrar.

(b)   Maturity, Interest Rate, and Payment. The Bonds shall be dated the date of delivery thereof and shall bear an interest rate equal to seven percent (7%) per annum.

Interest accrued on the Bonds shall be paid on each Interest Payment Date. The outstanding principal shall be due and payable on the Final Maturity Date of the respective Bond which shall be designated by the Executive Director or other officer of the Issuer and approved by the Company. All Bonds shall mature no later than December 1, 2018. Bonds may be prepaid in whole or in part without penalty, upon written notice to the Trustee, the Issuer, and the Purchaser as provided in Section 2.4 of this Indenture.

Interest shall be computed as if a calendar year consisted of three hundred sixty-five (365) days and charged on a daily basis.

All payments of principal of and interest on the Bonds shall be payable in any coin or currency of the United States of America which, at the time of payment is legal tender for the payment of public and private debts and shall be made to the Registered Owner(s) thereof by check delivered and received on the Payment Date or by bank wire or bank transfer as such Registered Owner(s) may specify or otherwise as the Trustee and such Registered Owner(s) may agree.

On or after the date of execution and delivery of this Indenture, the Issuer shall issue the Bonds hereunder the proceeds of which to be used to finance the Project.

Section 2.3. Mandatory Redemption. The Bonds shall be subject to mandatory redemption prior to maturity in accordance with the provisions of Article VIII hereof upon direction of the Issuer, without premium or penalty, upon payment in each case of an amount equal to the principal amount of the Bonds to be redeemed, together with interest accrued on such principal amount to such date, in whole or in part, at any time, (i) in case of damage or destruction to, or condemnation of the Project if the Company has determined to prepay a similar portion of the Note pursuant to the Loan Agreement or (ii) in the event and to the extent that there remains surplus funds in the Project Fund upon the Completion Date as provided in Section 3.7 of the Loan Agreement.

Section 2.4. Optional Redemption. The Bonds are also subject to redemption and prepayment by the Issuer without premium or penalty at the written request of the Company, such request to be provided to the Trustee and the Issuer no less than fifteen (15) days, or such lesser period of time as shall be acceptable to the Purchaser and the Trustee, prior to the redemption date, in whole or in part, upon the Trustee's providing notice of redemption in accordance with Section 8.2 hereof. Notwithstanding anything under this Section 2.4 to the contrary, the Bonds issued hereunder shall not be subject to optional redemption hereunder earlier than one (1) year following the first date on which any portion of the Bonds is sold to the Purchaser; except that if the Company redeems or prepays any portion of the Bonds prior to such one (1) year period, the Company shall be responsible to the State of Mississippi and/or the appropriate local taxing authorities in Mississippi for all taxes owed but otherwise exempt from taxation under Section 57-10-255 of the Act.

Section 2.5. Method of Partial Redemption. All redemptions and prepayments made by the Company are to be applied first in reduction of interest then due at the rate stated herein, and any amount remaining after such payment of said interest shall be applied in reduction of principal in the order of maturity, or in such other order as the Purchaser shall determine in its sole discretion.

Section 2.6. Bonds Mutilated, Destroyed, Stolen or Lost. In the event any Outstanding Bond, whether temporary or definitive, is mutilated, lost, stolen or destroyed, the Issuer may execute, and upon its request in writing, the Trustee shall authenticate and deliver, a new Bond of the same Series, principal

amount and maturity and of like tenor as the mutilated, lost, stolen or destroyed Bond in exchange and substitution for such mutilated Bond, or in lieu of and substitution for such lost, stolen or destroyed Bond.

Application for exchange and substitution of mutilated, lost, stolen or destroyed Bonds shall be made to the Trustee at its Corporate Trust Office or at such other office as designated by the Trustee. In every case the applicant for a substitute Bond shall furnish to the Issuer and to the Trustee such security or indemnity as may be required by them to save each of them and any Paying Agent harmless. In every case of loss, theft or destruction of a Bond, the applicant shall also furnish to the Issuer and to the Trustee evidence to their reasonable satisfaction of the loss, theft or destruction and of the ownership of such Bond, and in every case of mutilation of a Bond, the applicant shall surrender the Bond so mutilated.

Notwithstanding the foregoing provisions of this Section 2.6, in the event any such Bond shall have matured, and no default has occurred which is then continuing in the payment of the principal of, redemption premium (if any) or interest on the Bonds, the Issuer may authorize the payment of the same (without surrender thereof except in the case of a mutilated Bond) instead of issuing a substitute Bond provided security or indemnity is furnished as above provided in this Section 2.6.

Upon the issuance of any substitute Bond, the Issuer and the Trustee may charge the holder of such Bond with their reasonable fees and expenses in connection therewith. Every substitute Bond issued pursuant to the provisions of this Section 2.6 by virtue of the fact that any Bond is lost, stolen or destroyed shall constitute an original additional contractual obligation of the Issuer, whether or not the lost, stolen or destroyed Bond shall be found at any time, or be enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionally with any and all other Bonds duly issued under this Indenture to the same extent as the Bonds in substitution of for which such Bonds were issued.

The provisions of this Section 2.6 are exclusive and shall preclude (to the extent lawful) all of the rights and remedies with respect to the payment of mutilated, lost, stolen or destroyed Bonds, including those granted by any law or statute now existing or hereafter enacted.

Section 2.7. Additional Advances of Principal. The aggregate amount of principal advances under the Bonds shall not exceed $175,000,000. Subsequent to the initial issuance of Bonds, advances shall be made under such Bonds upon the Company's submission to the Purchaser of a Notice of Borrowing, with notice of such request to the Trustee, as provided in the Bond Purchase Agreement and subject to the satisfaction of all conditions set forth therein as determined by the Purchaser. The proceeds of each advance shall be deposited in the Project Fund and disbursed as provided in Sections 3.4 of the Loan Agreement and Section 5.2 of this Indenture. The Purchaser has agreed in the Bond Purchase Agreement to note the date and amount of each advance on the Grid attached to the Bond, but failure to make such notation shall not effect the obligation of the Company to repay such principal advance as required by the Loan Agreement and this Indenture. The principal amount of each advance shall be Outstanding under the Bonds, until repayment thereof, and the terms and provisions of this Indenture shall apply to each such advance.

Section 2.8. Execution. All the Bonds shall, from time to time, be executed on behalf of the Issuer by, or bear the manual or facsimile signature of, its Executive Director and its corporate seal (which may be in facsimile) shall be thereunto affixed (or imprinted or engraved if facsimile) and attested by the manual or facsimile signature of the Secretary.

If any of the officers who shall have signed or sealed any of the Bonds or whose facsimile signature shall be upon the Bonds shall cease to be such officer of the Issuer before the Bonds so signed and sealed shall have been actually authenticated by the Trustee or delivered by the Issuer, such Bonds

nevertheless may be authenticated, issued and delivered with the same force and effect as though the person or persons who signed or sealed such Bonds or whose facsimile signature shall be upon the Bonds had not ceased to be such officers of the Issuer; and also any such Bond may be signed and sealed on behalf of the Issuer by those persons who, at the actual date of the execution of such Bonds, shall be the proper officers of the Issuer, although at the date of such Bond any such person shall not have been such officer of the Issuer.

Section 2.9. Negotiability, Transfer and Registry.

(a)   The Bonds may be transferred and title thereto shall pass, only in the manner provided in the Provisions for Registration set forth in the form of the Bond in Section 15.1 of this Indenture. The Issuer hereby designates the Trustee as initial Bond registrar to keep the books for the registration and for the transfer of Bonds as provided in this Indenture. All Bonds presented for transfer, exchange, redemption or payment (if so required by the Issuer or the Trustee), shall be accompanied by a written instrument or instruments of transfer or authorization for exchange, in form and with guaranty of signature satisfactory to the Trustee, duly executed by the Registered Owner(s) or by his attorney duly authorized in writing. No charge shall be made to Registered Owners for the transfer and registration of the Bonds except for a sum sufficient to pay any tax, fee or governmental charge that may be imposed with respect thereto.

(b)   The Issuer, the Trustee and any Paying Agent may deem and treat the Registered Owner(s) of any registered Bonds as the absolute owner of such Bond for the purpose of receiving any payment on such Bond and for all other purposes of this Indenture and the Loan Agreement, whether such Bond shall be overdue or not, and neither the Issuer, nor the Trustee nor any Paying Agent shall be affected by any notice to the contrary. Payment of, or on account of, the principal of and interest and redemption premium, if any, on any registered Bond shall be made to such Registered Owner(s) or upon his written order. All such payments shall be valid and effectual to satisfy and discharge the liability upon such Bond to the extent of the sum or sums so paid.

(c)   All Bonds issued under this Indenture, shall have such attributes of negotiability as are provided for under the laws of the State.

Section 2.10. Regulations with Respect to Exchanges and Transfers. In all cases in which the privilege of exchanging Bonds or registering the transfer of Bonds is exercised, the Issuer shall execute and the Trustee shall authenticate and deliver Bonds in accordance with the provisions of this Indenture. All Bonds surrendered in any such exchange or upon any such registration of transfer shall forthwith be delivered to the Trustee and canceled by it. There shall be no charge to Registered Owners for any such exchange or registration of transfer of Bonds, but the Issuer may require the payment of a sum sufficient to pay any tax or other governmental charge required to be paid with respect to any such exchange or registration of transfer. Neither the Issuer nor the Trustee shall be required (a) to register the transfer of or exchange any Bond for a period of fifteen (15) days next preceding any interest payment date on such Bonds or next preceding any selection of such Bond to be redeemed and after mailing of any notice of redemption or (b) to register the transfer of or exchange any Bonds called for redemption in whole or in part.

Section 2.11. Authentication. No Bond shall be secured by this Indenture or entitled to the benefit hereof or shall be valid or obligatory for any purpose unless there shall be endorsed on such Bond the Trustee's certificate of authentication, substantially in the form prescribed in this Indenture, executed by the manual signature of a duly authorized officer of the Trustee; and such certificate on a Bond issued by the Issuer shall be conclusive evidence and the only competent evidence that such Bond has been duly authenticated and delivered under this Indenture.

Section 2.12. Destruction of Bonds. Upon the surrender to the Trustee of any temporary or mutilated Bond, or any Bond acquired, redeemed, or paid at maturity, the same shall forthwith be canceled and, at the written request of the Issuer, be cremated or otherwise destroyed by the Trustee, and the Trustee shall, if such Bond is so cremated or destroyed, deliver its certificate of such cremation or other destruction to the Issuer.

ARTICLE III.
AUTHENTICATION AND DELIVERY OF BONDS

Section 3.1. Bonds Equally and Ratably Secured. The aggregate principal amount of Bonds which may be executed by the Issuer and authenticated by the Trustee and delivered and secured by this Indenture is not limited except as is or may hereafter be provided in this Indenture or as may be limited by law. All Bonds issued and to be issued hereunder are, and are to be, to the extent provided in this Indenture, equally and ratably secured by this Indenture without preference, priority or distinction on account of the actual time or times of the authentication or delivery or maturity of the Bonds, so that, subject as aforesaid, all Bonds at any time Outstanding hereunder shall have the same right, lien and preference under and by virtue of this Indenture and shall all be equally executed, authenticated and delivered simultaneously on the date hereof, whether the same or any of them shall actually be disposed of at such date, or whether they, or any of them, shall be disposed of at some future date, or whether they, or any of them, shall have been authorized to be executed, authenticated and delivered under Section 3.2 of this Indenture or may be authorized to be executed, authenticated and delivered hereafter pursuant to the provisions of this Indenture.

Section 3.2. Provisions for Issuance of Bonds. Upon written notice and designation by the Company, the Bonds so designated shall be executed in the designated amount by the Issuer and delivered to the Trustee for authentication, together with a statement as to the amount and disposition of the proceeds of the sale of such principal amount of said Bonds, and thereupon the Bonds shall be authenticated by the Trustee and shall be delivered to or upon the written order of the Executive Director of the Issuer. The Bonds shall be designated "Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, Series 2008 (Gulf South Pipeline Company, LP Project)" and executed by Issuer and delivered to the Trustee as set forth in the preceding sentence. Each such advance in respect of the Bonds when paid for by the Purchaser at the direction of the Company in accordance with the terms of this Indenture and the Loan Agreement, the Bonds, including each such advance, will have been duly authorized, executed and issued and will constitute legal, valid and binding limited obligations of the Issuer enforceable in accordance with their terms and entitled to the benefits of this Indenture. Prior to the execution and delivery of this Indenture by the Issuer and Trustee, the Trustee shall also have received the following:

(a)   a resolution adopted by the Issuer authorizing the execution and delivery of the Loan Agreement, this Indenture and the Bond Purchase Agreement and the issuance and delivery of the Bonds as provided for hereunder, duly certified by the Secretary, under its corporate seal, to have been duly adopted by the Issuer and to be in full force and effect on the date of such certification;

(b)   the Loan Agreement, this Indenture, the Note and the Bond Purchase Agreement;

(c)   written direction to the Trustee on behalf of the Issuer and signed by the Executive Director and by the Secretary of the Issuer to authenticate and deliver the Bond to the Purchaser;

(d)   an opinion of counsel for the Company addressed to the Issuer, the Trustee, the Purchaser and Bond Counsel to the effect that: (1) the Company has been duly formed and is validly existing under the laws of the State of Delaware and is qualified to do business and is in good standing under the laws of

the State of Mississippi; (2) the Company has all requisite partnership power and authority to execute, deliver and perform its obligations under each of the Loan Documents; (3) the execution and delivery of each of the Loan Documents and the performance of its obligations thereunder have been duly authorized by all necessary partnership action on the part of the Company; (4) each of the Loan Documents has been duly executed and delivered and neither the execution and delivery by the Company of the Loan Documents, the performance by the Company of its obligations thereunder, nor the consummation of the transactions contemplated thereby, constitutes or will result in a breach of the Company's certificate of limited partnership or agreement of limited partnership, or to the knowledge of counsel, constitutes or will result in a violation of any law, rule or regulation, or any judgment, order or decree of any court or governmental authority that is applicable to the Company; (6) to the knowledge of counsel, neither the execution and delivery by the Company of the Loan Documents, the performance by the Company or its obligations thereunder, nor the consummation of the transactions contemplated thereby, will conflict with, or result in any material breach of, or constitute a default under, or result in the creation or imposition of any lien (other than as provided in the Loan Documents) upon any property or assets of the Company pursuant to, or require any consent not obtained under, any contract, indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Company is a party or by which it or any of its property or assets is bound or to which it is subject, and (8) except as disclosed, to the knowledge of counsel, there is no action, suit or proceeding or governmental investigation pending to which the Company is a party that would materially adversely affect the transactions contemplated by, or the validity or enforceability of the Loan Documents, and no order, writ, judgment, injunction or decree against the Company before or by any court, arbitrator or governmental or administrative body that challenges the validity of any of the Loan Documents or the transactions contemplated thereby; and

(e)   the approving Bond Counsel's Opinion with respect to the validity of this Indenture and the issuance of the Bonds hereunder and to the effect that each of the Loan Documents has been duly executed and delivered and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that the enforceability thereof may be limited (1) by bankruptcy, reorganization, or similar laws limiting the enforceability of creditors' rights generally or (2) by the availability of any discretionary equitable remedies; and

(f)   copies of the certificates required by Section 8(a) of the Bond Purchase Agreement; and

(g)   copies of evidence of insurance as required by Section 4.12 of the Loan Agreement.

Section 3.3. Limited Obligations. The Bonds, redemption premium, if any, together with the interest thereon, are limited obligations of the Issuer payable solely by the Issuer from the Revenues and other funds pledged hereunder and under the Loan Agreement. Neither the State, nor any other political subdivision thereof, shall be obligated to pay the Bonds or the interest thereon or other costs incident thereto except from the Revenues pledged by the Issuer or other monies held hereunder for such purpose, and neither the full faith and credit nor the taxing power of the State or any political subdivision thereof is pledged to the payment of the principal of, premium, if any, or the interest on, the Bonds.

ARTICLE IV.
CONSTRUCTION AND ACQUISITION OF PROJECT

Section 4.1. Covenant to Proceed with Reasonable Dispatch. Subject to the provisions of the Loan Agreement, the Issuer covenants that it will cause the Company to complete the Project with reasonable dispatch and to maintain and operate the Project in accordance with the Act.

Section 4.2. Covenant to Comply with Laws. The Issuer covenants that in the construction, installation and equipping of the Project it will comply and will cause the Company to comply with all

applicable requirements of the laws of the State and with all applicable lawful requirements of any agency, board or commission created under the laws of the State or any other duly constituted public authority with respect to the Project.


ARTICLE V.
PROJECT FUND


Section 5.1. Establishment of Project Fund. There is hereby created and established with the Trustee a Project Fund. The Issuer shall pay or cause to be paid to the Trustee the proceeds from the sale by the Issuer of the Bonds, and the Trustee shall deposit the same in the Project Fund.

Section 5.2. Use of Monies. The Trustee shall make payments from the Project Fund to pay the Cost of the Project upon receipt from the Company by the Trustee of an original executed requisition certificate in the form of **EXHIBIT E** attached to the Loan Agreement (upon which both the Issuer and the Trustee may rely conclusively and shall be protected in relying as set forth in the Indenture) signed by an Authorized Company Representative, and approved by the Purchaser stating with respect to each payment to be made: (1) the requisition number, (2) the name of the Person to whom payment is due or, in the event such payment is to reimburse the Issuer or the Company, the name of the Person to whom payment previously has been made (or, in the case of payments to the Bond Fund, instructions to make such payments to the Bond Fund), (3) the amount to be paid, (4) that there has been no "Event of Default" under Section 7.1 of the Loan Agreement by the Company under the Loan Agreement, and (5) that each obligation, item of cost or expense mentioned therein has been properly incurred, is a proper charge against the Project Fund and has not been the basis of any previous withdrawal. Upon request by the Trustee, copies of all invoices or statements from a contractor, vendor or other payee supporting each requisition for payment from the Project Fund and clearly identifying the property or service comprising the Cost of the Project to be paid or reimbursed shall be made available to the Trustee for review. The Company has agreed in the Loan Agreement to deliver a copy of each such requisition to the Purchaser. All amounts on deposit in the Project Fund shall be expended for costs of the Project within three (3) years of the date of delivery of the Bonds.

If any contract provides for retention by the Company of a portion of the contract price, there shall be paid from the Project Fund only the net amount remaining after deduction of such portion, until such retainage becomes due in accordance with the terms of the contract.

Section 5.3. Completion of Project. After the Project is completed and ready to be placed in service, the Trustee and the Issuer shall receive a certificate of an Authorized Company Representative stating that (a) the construction of the Building (has been completed substantially in accordance with the Plans and Specifications), (b) the acquisition of the Equipment has been completed, (c) the Project complies with all zoning, planning, building and all regulations of any other governmental entities having jurisdiction over the Project and (d) payment, or provision therefor of the Cost of the Building and the Equipment has been made except for any cost of the Building and the Equipment not then due and payable or the liability for payment of which is being contested or disputed by the Company. Notwithstanding the foregoing, such certificate shall state that it is given without prejudice to any rights against third parties which exist at the date thereof or which may subsequently come into being.

Upon the issuance of the Bonds to finance the Project, the Company, within three (3) years from the date of this Indenture, will acquire, construct, install and equip such Project or cause the Project to be acquired, constructed, installed and equipped as herein provided, and will use its commercially reasonable efforts to cause the acquisition, construction, installation and equipping thereof to be completed with all reasonable dispatch, not later than three (3) years from the date of this Indenture.

Section 5.4. Completion of Project if Bond Proceeds Insufficient; Surplus Proceeds. If the monies in the Project Fund available for payment of the Cost of the Project are not sufficient to pay the Cost of the Project in full, the Company will complete or cause to be completed the Project and pay or cause to be paid all of that portion of the Cost of the Project in excess of the monies available therefor in the Project Fund. The Issuer does not make any warranty, either express or implied, that the monies which will be paid into the Project Fund will be sufficient to pay the Cost of the Project. If the Company shall pay any portion of the Cost of the Project pursuant to the provisions of this Section 5.4, it shall not be entitled to any reimbursement from the Issuer, the Trustee or the holders of any of the Bonds, nor shall it be entitled to any diminution in or postponement of the Loan Payments required under Section 4.2 of the Loan Agreement and the Note to be paid by the Company.

If, upon the Completion Date, there shall be any surplus funds remaining in the Project Fund not reserved to pay for the Cost of the Project, such funds shall, (a) be deposited in the Bond Fund and used, at the earliest date permissible under the terms of this Indenture without the payment of a call premium or penalty, to pay principal on such Bonds through redemption or retirement; and (b) be invested as provided for in this Indenture until such time as such surplus funds are expended as provided for in this Section 5.4.

Section 5.5. Default by Contractor. In the event of default of any supplier, contractor or subcontractor under any contract made by it in connection with the Project or in the event of a breach of warranty with respect to any materials, workmanship or performance guaranty, the Company may proceed, either separately or in conjunction with others, to pursue such remedies against the supplier, contractor or subcontractor so in default and against each surety for the performance of such contract as it may deem advisable. The Company will advise the Issuer, the Purchaser and the Trustee of the steps it intends to take in connection with any such default. If the Company shall so notify the Issuer, the Purchaser, and the Trustee, the Company may, in its own name or in the name of the Issuer, prosecute any action or proceeding or take any other action involving any such supplier, contractor, subcontractor or surety which the Company deems reasonably necessary, and in such event the Issuer will cooperate fully with the Company. Any amounts recovered by way of damages, refunds, adjustments or otherwise in connection with the foregoing prior to the Completion Date shall be paid into the Project Fund or, if recovered after the Completion Date and full disposition of the Project Fund, shall be deposited in the Bond Fund, or in such other manner as the Issuer shall reasonably determine to be consistent with the Loan Agreement.

Section 5.6. Investment of Project Fund. Any moneys held as a part of the Project Fund or any other fund created pursuant to this Indenture shall, at the facsimile request of an Authorized Company Representative, confirmed in writing within two (2) Business Days, be invested or reinvested by the Trustee as provided in Article VII of this Indenture.


ARTICLE VI.
BOND FUND


Section 6.1. Establishment of Bond Fund. There is hereby created and established a Bond Fund which shall be held by the Trustee. There shall be deposited into the Bond Fund as and when received: (a) all loan payments specified in Section 4.2 of the Loan Agreement and all payments made on the Note; (b) after completion of the Project, such amounts in the Project Fund as are required to be deposited in the Bond Fund by Sections 5.4 and 5.5 of this Indenture; (c) any amounts to be deposited in the Bond Fund pursuant to the provisions of a Supplemental Indenture; and (d) all other monies received by the Trustee and required under or pursuant to any of the provisions of the Loan Agreement, the Note or this Indenture to be paid into the Bond Fund. The Issuer hereby covenants and agrees that so long as any of the Bonds issued hereunder are Outstanding, it will deposit or cause to be deposited in the Bond Fund sums, but only from the Revenues or other monies or securities available therefor, sufficient to meet and

pay promptly the principal, redemption premium, if any, and interest on the Bonds as the same become due and payable.

        Section 6.2. Flow of Funds. To the extent monies are available in the Bond Fund, the Trustee shall withdraw from the Bond Fund and apply such monies on or before each date on which principal and interest is due for any Bonds, an amount which will be sufficient to pay the principal, redemption premium, if any, and interest on such Bonds which will become due on each such date in payment to the holders of the Bonds.

ARTICLE VII.
SECURITY FOR AND INVESTMENT OF MONIES

        Section 7.1. Security. All monies from time to time received by the Trustee and held in any Fund created under this Indenture shall be held in trust by the Trustee for the benefit of the holders from time to time of the Bonds entitled to be paid therefrom, subject to the provisions of Section 11.4 of this Indenture.

        Section 7.2. Investments. Monies held by the Trustee for the credit of the Project Fund shall be initially invested in the Investment Securities as directed by the Company. All other monies held by the Trustee for the credit of either the Project Fund or the Bond Fund shall be invested by the Trustee as directed by the Company, to the fullest extent practicable and reasonable, in Investment Securities which shall mature or be redeemable at the option of the Company before the respective dates when the monies held for the credit of such Fund will be required for the purposes intended, and any earnings on or income from said investments shall be deposited in the Fund from which such investment was made. The Company shall direct the Trustee to invest and reinvest the monies in any Fund in Investment Securities so that the maturity date or date of redemption at the option of the Company shall coincide as nearly as practicable with the times at which monies are needed to be so expended; provided, however, the Trustee shall not be required to invest any funds in the Bond Fund or the Project Fund in the absence of direction by the Company to do so. The Investment Securities purchased shall be held by or on behalf of the Trustee and shall be deemed at all times to be part of such Fund from which such investment was made, and the Trustee shall inform the Company of the details of all such investments. If such Investment Securities include any book-entry government securities, the Trustee shall have such Investment Securities held in the name of the Trustee at the appropriate Federal Reserve Bank, and the Trustee shall take such other action as is necessary to maintain a prior perfected security interest in such book-entry Investment Securities in accordance with applicable federal regulations regarding book-entry securities. The Trustee shall sell at the best price obtainable in accordance with usual and customary trust department procedures, or present for redemption, any Investment Securities purchased by it as an investment whenever it shall be necessary to provide monies to meet any payment from the Fund from which investments were made. The Trustee shall advise the Company in writing each calendar month of all investments held for the credit of each Fund in its custody under the provisions of this Indenture as of the end of the preceding month and of the amount of earnings on all investments allocable to the Funds during the preceding calendar month. Investment Securities may be purchased through the Investment Department of the Trustee.

        Section 7.3. Transfer of Balance. Any balance in any of the Funds created under this Indenture or otherwise held by the Trustee after all the Bonds, redemption premium, if any, together with the interest thereon, have been paid in full and all amounts due to the Trustee, Paying Agent and the Issuer have been paid, shall be paid over to the Company.

ARTICLE VIII.
REDEMPTION OF BONDS

Section 8.1. Method of Redemption. Any redemption of all or any part of the Bonds which are subject to redemption shall be made in the manner provided in this Article VIII.

Section 8.2. Notice of Redemption. In the case of any redemption, the Trustee shall give in its own name or in the name of the Issuer notice, as hereinafter provided in this Section 8.2, that the Bonds have been called for redemption and, in the case of Bonds to be redeemed in part only, the portion of the principal amount thereof that has been called for redemption, or if all the Outstanding Bonds are to be redeemed, so stating that they will be due and payable on the date fixed for redemption (specifying such date) upon surrender thereof at the Corporate Trust Office, at the applicable Redemption Price (specifying such price) together with accrued interest to such date, and that all interest on the Bonds, or portions thereof, so to be redeemed will cease to accrue on and after such date.

Any electronic manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice, provided, however, that the Bondholder receives actual notice and provided that such original notice shall be made by mailed, in a sealed envelope, postage prepaid, to the Registered Owner(s) of such Bonds, or portions thereof, so called for redemption, at their respective addresses as the same shall last appear on the Bond register. Such notice of redemption may include a provision that the redemption of Bonds is conditional on necessary funds to redeem Bonds be on deposit with the Trustee on or before the applicable redemption date.

In case, by reason of the suspension of or irregularities in regular mail service, it shall be impractical to mail to the Registered Owner(s) of registered Bonds notice of any event when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice, provided, however, that the Bondholder receives actual notice.

Section 8.3. Payment of Redeemed Bonds. If notice of redemption has been given as provided in Section 8.2 of this Indenture, the Bonds or portions thereof called for redemption shall be due and payable on the date fixed for redemption at the Redemption Price, together with accrued interest to the date fixed for redemption. Payment of the Redemption Price, together with accrued interest, shall be made by the Trustee upon surrender of such Bonds. The Redemption Price shall be paid out of the Bond Fund. The expense of giving notice and any other expenses of redemption shall be paid by the Company. Accrued interest shall be paid out of the Bond Fund. If there shall be called for redemption less than the principal amount of a registered Bond, the Issuer shall execute and deliver and the Trustee shall authenticate, upon surrender of such Bond, and without charge to the Registered Owner(s) thereof, at the option of the Registered Owner(s), registered Bonds of like Series and maturity date for the unredeemed portion of the principal amount of the registered Bond so surrendered.

From and after the date fixed for redemption designated in such notice (deposit of sufficient redemption monies having been made with the Trustee and notice having been given or waived), notwithstanding that any Bonds so called for redemption in whole or in part shall not have been surrendered for cancellation, no further interest shall accrue upon the principal of any of the Bonds or portions thereof so called for redemption; and such Bonds or portions thereof so to be redeemed shall cease to be entitled to any lien, benefit or security under this Indenture, and the holders thereof shall have no rights in respect of such Bonds or portions thereof except to receive payment of the Redemption Price and unpaid interest accrued to the date fixed for redemption.

ARTICLE IX.
PARTICULAR COVENANTS OF THE ISSUER

Section 9.1. Payment of Bonds. The Issuer will promptly pay from the Revenues and other funds and collateral pledged hereunder the principal of and the interest on every Bond issued under and secured by this Indenture at the places, on the dates and in the manner specified in this Indenture and in said Bonds according to the true intent and meaning thereof.

Section 9.2. Maintain Its Existence. The Issuer will at all times maintain its existence and will use its best efforts to maintain, preserve and renew all its rights, powers, privileges and franchises; and it will cause the Company to covenant to comply with all valid acts, rules, regulations, orders and directions of any legislative, executive, administrative or judicial body applicable to the Project or the Project Site.

Section 9.3. Payments Under Loan Agreement; No Amendment to Loan Agreement Without Consent. So long as any of the Bonds are Outstanding, the Issuer will require the Company to pay, or cause to be paid, all the payments and other costs and charges payable by the Company under the Loan Agreement. The Loan Agreement may not be amended, changed, modified, altered or terminated without the prior written consent of the Purchaser. No amendment, change, modification, alteration or termination of the Loan Agreement shall be made other than pursuant to a written instrument signed by the Issuer, the Company, and the Trustee.

The Issuer will require the Company to observe faithfully all of its covenants and agreements under the Loan Agreement and, in case the Company shall fall to make such payments or observe said covenants and agreements, the Issuer will institute and prosecute all such legal proceedings as may be appropriate for the protection of the holders of the Bonds. The Loan Agreement specifically provides that the rights of the Company under the Loan Agreement, and its right, title and interest in and to the Project, are subject to the lien and rights, remedies and powers, of the Trustee under this Indenture.

Section 9.4. Further Documents. The Issuer covenants that it will from time to time execute and deliver such further instruments and take such further action as deemed to be reasonable and as deemed to be required to carry out the purpose of this Indenture; provided, however, that no such instruments or actions shall pledge the full faith and credit nor taxing power of the State, or any political subdivision of said State.

Section 9.5. Payment of Taxes and Assessments; Compliance with Regulations; No Creation of Liens or Charges. The Issuer will: (a) pay or make provision for payment of, or cause the Company to pay or make provision for payment of, all lawful taxes and assessments, including income, profits, property or excise taxes, if any, or other municipal or governmental charges lawfully levied or assessed by the Federal, state or municipal government upon the Issuer with respect to or upon the Project or the Project Site or any part thereof or upon any payments in respect thereof under the Loan Agreement when the same shall become due and (b) not create or suffer to be created any lien and charge upon the payments in respect to the Loan Agreement or the Note; provided, however, that nothing in this Section 9.5 contained shall require the Issuer or the Company to pay any tax or assessment, observe or comply with any requirement or pay or cause to be discharged or make provision for any such lien or charge so long as the validity thereof shall be contested in good faith by appropriate legal proceeding duly prosecuted or there shall have been provided a bond satisfactory to the Trustee to discharge such lien or charge.

Section 9.6. Extension of Payment of Bonds. In order to prevent any accumulation of claims for interest after maturity, the Issuer will not directly or indirectly extend or assent to the extension of time of payment of any claims for interest on any of the Bonds and will not directly or indirectly be a party to or approve any such arrangement by purchasing or funding such claims for interest or in any other manner. In case any such claim for interest shall be extended or funded in violation of this Section 9.6, such claim for interest shall not be entitled, in case of any default under this Indenture, to the benefit

or security of this Indenture except subject to the prior payment in full of the principal of and redemption premium (if any) on all Bonds issued and Outstanding under this Indenture, and of all claims for interest which shall not have been so extended or funded.

ARTICLE X.
DEFAULTS AND REMEDIES

Section 10.1. Events of Default. In case one or more of the following events, in this Indenture referred to as the "Events of Default", shall happen and be continuing, that is to say, if:

(a)   payment of the principal of, redemption premium (if any), or interest on the Bonds shall not be made when the same shall become due and payable and such failure to pay is not cured within five (5) days thereof; or

(b)   an "event of default" occurs under any of the Loan Documents; or

(c)   the Issuer shall fail to observe or perform in any material way any covenant, condition, agreement or provision contained in the Bonds or in this Indenture on the part of the Issuer to be performed other than those set forth in (a) and (b) of this Section 10.1, and such failure shall continue for thirty (30) days after written notice specifying such failure and requiring the same to be remedied shall have been given to the Issuer and the Company and the Purchaser by the Trustee.

In the case of any Event of Default, unless the principal of all the Bonds shall have become due and payable otherwise than by acceleration, the Trustee may, and upon written request of the Purchaser, shall by written notice given to the Issuer and the Company by the Trustee, declare the principal of all Bonds then Outstanding to be due and payable immediately, and upon such declaration the said principal, together with interest accrued thereon, shall become due and payable immediately at the place of payment provided in the said notice, anything in this Indenture or in said Bonds to the contrary notwithstanding.

The above provisions, however, are subject to the condition that, the Purchaser may waive an Event of Default.

Section 10.2. Right to Declare Bonds Due and Payable. In any case in which under the provisions of Section 10.1 of this Indenture the Trustee has the right to declare the principal of all Bonds then Outstanding to be due and payable immediately, or when the Bonds by their terms mature (upon redemption or otherwise) and are not paid, the Trustee, as the assignee and pledgee of all the right, title and interest of the Issuer in and to the Loan Agreement, may enforce each and every right granted to the Issuer under the Loan Agreement, except those rights specifically retained by the Issuer.

Section 10.3. Proceedings by Trustee. Upon the happening and continuance of any Event of Default, then and in every such case the Trustee in its discretion may, and upon the written request of the Purchaser and upon receipt of indemnification satisfactory to it, shall:

(a)   by mandamus, or other suit, action or proceeding at law or in equity, enforce all rights of the Bondholders and require the Issuer or the Company to carry out any agreements with or for the benefit of the Bondholders and to perform its or their duties under the Act, the Loan Agreement and this Indenture;

(b)   bring suit upon the Bonds;

(c)   by action or suit in equity require the Issuer to account as if it were the trustee of an express trust for the Bondholders;

(d)   by action or suit in equity enjoin any acts or things which shall be unlawful or in violation of the rights of the Bondholders;

(e)   exercise any and all rights available under law, including but not limited to the rights of a secured party under the Mississippi Uniform Commercial Code.

(f)   exercise its rights and remedies under the Loan Documents.

Section 10.4. Effect of Discontinuance or Abandonment. In case any proceeding taken by the Trustee on account of any Event of Default shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Issuer, the Trustee and the Bondholders shall be restored to their former positions and rights under this Indenture, respectively, and all rights, remedies and powers of the Trustee shall continue as though no such proceeding had been taken.

Section 10.5. Rights of Bondholders. Anything in this Indenture to the contrary notwithstanding, upon the happening and continuance of any Event of Default, the Purchaser shall have the right, upon providing the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby, by an instrument in writing executed and delivered to the Trustee, to direct the method and place of conducting all remedial proceedings to be taken by the Trustee under this Indenture.

Section 10.6. Restriction on Bondholder's Action. No holder of any of the Bonds shall have any right to institute any suit, action or proceeding in equity or at law for the enforcement of any trust under this Indenture, or any other remedy under this Indenture, unless such holder previously shall have given to the Trustee written notice of an Event of Default as hereinabove provided and shall have made written request of the Trustee to institute any such suit, action, proceeding or other remedy, after the right to exercise such powers or rights of action, as the case may be, shall have accrued, and shall have afforded the Trustee a reasonable opportunity either to proceed to exercise the powers in this Indenture granted, or to institute such action, suit or proceeding in its or their name; nor unless there also shall have been offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee shall not have complied with such request within a reasonable time; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to the execution of the trusts of this Indenture or for any other remedy under this Indenture; it being understood and intended that no one or more Registered Owner(s) of the Bonds secured by this Indenture shall have any right in any manner whatever by his or their action to affect, disturb or prejudice the security of this Indenture, or to enforce any right under this Indenture or under the Bonds, except in the manner in this Indenture provided, and that all proceedings at law or in equity shall be instituted, had and maintained in the manner in this Indenture provided and for the equal benefit of all holders of Outstanding Bonds. Notwithstanding the foregoing provisions of this Section 10.6 or any other provision of this Indenture, (i) the obligation of the Issuer shall be absolute and unconditional to pay, but solely from the Revenues and other funds and collateral pledged under this Indenture, the principal of and interest on the Bonds to the respective holders thereof at the respective due dates thereof, and nothing herein shall affect or impair the right of action, which is absolute and unconditional, of such Registered Owner(s) to enforce such payment; and (ii) upon providing satisfactory indemnification to the Trustee, the Purchaser may exercise the rights of the Trustee under this Indenture.

Section 10.7. Power of Trustee to Enforce. All rights of action under this Indenture or under any of the Bonds secured by this Indenture which are enforceable by the Trustee may be enforced by it without the possession of any of the Bonds, or the production thereof at the trial or other proceedings relative thereto, and any such suit, action or proceedings instituted by the Trustee shall be brought in its own name, as trustee, for the equal and ratable benefit of the holders of the Bonds subject to the provisions of this Indenture.

Section 10.8. Remedies Not Exclusive. No remedy in this Indenture conferred upon or reserved to the Trustee or to the holders of the Bonds is intended to be exclusive of any other remedy or remedies, and each and every such remedy shall be cumulative, and shall be in addition to every other remedy given under this Indenture or now or hereafter existing at law or in equity or by statute.

Section 10.9. Effect of Waiver. No delay or omission of the Trustee or of any Registered Owner(s) of the Bonds to exercise any right or power accruing upon any default or Event of Default shall impair any such right or power or shall be construed to be a waiver of any such default or Event of Default, or an acquiescence therein; and every power and remedy given by this Article X to the Trustee and to the holders of the Bonds, respectively, may be exercised from time to time and as often as may be deemed expedient.

Section 10.10. Application of Monies. Any monies received by the Trustee pursuant to this Article X shall, after payment of all Administration Expenses, be deposited in the Bond Fund and be applied as follows:

> **FIRST**: To the payment of the persons entitled thereto of all installments of interest then due on the Bonds, in the order of the maturity of the installments of such interest and, if the amount available shall not be sufficient to pay in full any particular installment, then to the payment ratably, according to the amounts due on such installment, to the persons entitled thereto, without any discrimination or privilege;

> **SECOND**: To the payment to the persons entitled thereto of the unpaid principal of and premium, if any, on any of the Bonds which shall have become due (other than Bonds matured or called for redemption for the payment of which monies are held pursuant to the provisions of this Indenture), in the order of their due dates, with interest on such Bonds from the respective dates upon which they became due until paid and, if the amount available shall not be sufficient to pay in full the Bonds due on any particular date, together with such interest, then to the payment ratably, according to the amount of principal due on such date, to the persons entitled thereto without any discrimination or privilege;

> **THIRD**: To be held for the payment to the persons entitled thereto as the same shall become due of the principal of and interest on the Bonds which may thereafter become due either at maturity or upon call for redemption prior to maturity and, if the amount available shall not be sufficient to pay in full Bonds due on any particular date, together with interest then due and owing thereon, payment shall be made ratably according to the amount of principal due on such date to the persons entitled thereto without any discrimination or privilege; and

> **FOURTH**: To the Company, provided, however, that no monies shall be paid to the Company until the Trustee is satisfied that no other persons or entities are owed monies under this Indenture, the Loan Agreement and the Note.

Whenever monies are to be applied pursuant to the provisions of this Section 10.10, such monies shall be applied at such times, and from time to time, as the Trustee shall determine, having due regard to

the amount of such monies available for application and the likelihood of additional monies becoming available for such application in the future. Whenever the Trustee shall apply such funds, it shall fix the date upon which such application is to be made and upon such date interest on the amounts of principal to be paid on such dates shall cease to accrue. The Trustee shall give, by mailing as it may deem appropriate, such notice of the deposit with it of any such monies and of the fixing of any such date.

ARTICLE XI.
CONCERNING THE TRUSTEE

Section 11.1. Appointment and Acceptance of Duties. The Trustee hereby accepts and agrees to the trusts hereby created, but only upon the additional terms set forth in this Article 11, to all of which the Issuer agrees and the respective holders of the Bonds by their purchase and acceptance thereof agree.

Section 11.2. Responsibilities. The recitals, statements and representations in this Indenture or in the Bonds contained, save only the Trustee's certificate of authentication upon the Bonds, shall be taken and construed as made by and on the part of the Issuer, and not by the Trustee, and the Trustee does not assume, and shall not have, any responsibility or obligation for the correctness of any recitals, statements and representations in this Indenture. The Trustee shall have no responsibility for any funds other than those funds actually paid to or received or held by it hereunder.

Section 11.3. Powers. The Trustee may execute any of the trusts or powers of this Indenture and perform the duties required of it under this Indenture by or through attorneys, agents, receivers, or employees, and shall be entitled to obtain and rely on advice of counsel concerning all matters of trust and its duty under this Indenture and the Trustee shall not be answerable for the default or misconduct of any such attorney, agent, receiver, or employee selected by it with reasonable care. The Trustee shall not be answerable for the exercise of any discretion or power under this Indenture or for anything whatever in connection with the trusts in this Indenture created, except only for its own willful misconduct or gross negligence.

Section 11.4. Compensation. The Issuer shall pay or cause the Company to pay to the Trustee reasonable compensation for all services rendered by it under this Indenture and also all its reasonable expenses, charges and other disbursements and those of its attorneys, agents and employees incurred in and about the administration and execution of the trusts by this Indenture created and the performance of its powers and duties under this Indenture. In default of such payment, the Trustee may deduct the same from any monies coming into its hands and shall be entitled to a preference in payment over any of the Bonds Outstanding under this Indenture.

Section 11.5. No Duty to Maintain Insurance. The Trustee shall be under no duty to effect or to renew any policies of insurance or under any liability for the failure of the Issuer or the Company to effect or renew insurance; or to report or file claims or proofs of loss for any loss or damage insured against or which may occur; nor shall the Trustee be liable as an insurer.

Section 11.6. Notice of Event of Default. Except as provided in Section 10.6 hereof, The Trustee shall not be required to take notice, or to be deemed to have notice, of any default or Event of Default under this Indenture other than a default or Event of Default under Section 10.1(a) of this Indenture, unless specifically notified in writing of such default or Event of Default by the Purchaser. The Trustee may, however, at any time, in its discretion, require of the Issuer full information and advice as to the performance of any of the covenants, conditions and agreements contained in this Indenture.

Section 11.7. Action Upon Default. The Trustee shall be under no obligations to take any action in respect to any default or Event of Default or otherwise, or toward the execution or enforcement

of any of the trusts by this Indenture created, or to institute, appear in or defend any suit or other proceeding in connection therewith, unless requested in writing to do so by the Purchaser, and if in its opinion such action may tend to involve it in expense or liability, unless furnished, from time to time as often as it may require, with reasonable indemnity satisfactory to it; but the foregoing provisions are intended only for the protection of the Trustee, and shall not affect any discretion or power given by any provisions of this Indenture to the Trustee to take action in respect of any default or Event of Default without such notice or request from the Bondholders, or without security or indemnity.

Section 11.8. Limitation of Liability. The Trustee shall be protected and shall incur no liability in acting or proceeding in good faith upon any resolution, notice, telegram, request, consent, waiver, certificate, statement, affidavit, voucher, bond, requisition or other paper or document which it shall in good faith believe to be genuine and to have been authorized or signed by the proper board or person or to have been prepared and furnished pursuant to any of the provisions of this Indenture, and the Trustee shall be under no duty to make any investigation or inquiry as to any statements contained or matters referred to in any such instrument, but may accept and rely upon the same as conclusive evidence of the truth and accuracy of such statements. The Trustee shall not be bound to recognize any person as a holder of any Bond or to take any action at his request unless such Bond shall be deposited with the Trustee or evidence satisfactory to the Trustee of the ownership of such Bond shall be furnished to the Trustee.

Section 11.9. Ownership of Bonds. The Trustee and any bank or trust company in common control with the Trustee may in good faith buy, sell, own, hold and deal in any of the Bonds issued under and secured by this Indenture, and may join in or take any action which any Bondholder may be entitled to take with like effect as if the Trustee were not a party to this Indenture. The Trustee and any bank or trust company in common control with the Trustee, as principal or agent, may also engage in or be interested in any financial or other transaction with the Issuer or the Company, and may act as depository, trustee, or agent for any committee or body of holders of the Bonds issued under or secured by this Indenture or other obligations of the Issuer as freely as if it were not Trustee under this Indenture.

Section 11.10. No Duty to Invest. The Trustee shall be under no liability for interest upon any monies which it may at any time receive under any of the provisions of this Indenture, except such as it may agree in writing with the Issuer or the Company to pay thereon.

Section 11.11. Construction of Provisions of Indenture. The Trustee may construe any of the provisions of this Indenture insofar as the same may appear to be ambiguous or inconsistent with any other provision thereof, and any construction of any such provisions of this Indenture by the Trustee in good faith shall be binding upon the Bondholders.

Section 11.12. Resignation. The Trustee may at any time and for any reason resign and be discharged of the trusts created by this Indenture by executing an instrument in writing resigning such trust and specifying the date when such resignation shall take effect, and filing the same with the Secretary of the Issuer not less than thirty (30) days before the date specified in such instrument when such resignation shall take effect. Such resignation shall take effect on the day specified in such instrument and notice, unless a successor Trustee shall not have been appointed and accepted such appointment as hereinafter provided, in which event such resignation shall take effect immediately on the appointment of and acceptance by such successor Trustee.

Section 11.13. Removal. The Trustee at any time and for any reason may be removed by an instrument in writing appointing a successor filed with the Trustee so removed and executed by the Purchaser.

Section 11.14. Appointment of Successor Trustee. In case at any time the Trustee shall resign, or shall be removed, or be dissolved, or if its property or affairs shall be taken under the control of any state or federal court or administrative body because of insolvency or bankruptcy, or for any other reason, a vacancy shall ipso facto exist in the office of Trustee then a successor may be appointed by the Registered Owner(s) of at least fifty-one percent (51%) in aggregate principal amount of the Bonds then Outstanding, by an instrument or instruments in writing filed with the Secretary of the Issuer, signed by such Bondholders or by their attorneys-in-fact duly authorized in writing. Copies of each instrument shall be promptly delivered by the Issuer to the predecessor Trustee and to the Trustee so appointed.

Until a successor Trustee shall be appointed by the Bondholders as authorized by this Section 11.14, the Issuer, by an instrument authorized by resolution, shall appoint a Trustee to fill such vacancy. Any new Trustee so appointed by the Issuer shall immediately and without further act be superseded by a Trustee appointed by the Bondholders in the manner hereinabove in this Section 11.14 provided.

Section 11.15. Successor to be Bank or Trust Company. Every successor in the trust hereunder appointed pursuant to Section 11.14 of this Indenture shall be a bank or trust company organized and doing business under the laws of the United States or any state or territory thereof with trust powers, having combined capital and surplus of at least $50,000,000 if such a bank or trust company willing and able to accept the trust on customary terms can, with reasonable effort, be located.

Section 11.16. Failure to Appoint a Successor Trustee. In case at any time the Trustee shall resign and no appointment of a successor Trustee shall be made pursuant to the foregoing provisions of this Article XI prior to the date specified in the notice of resignation as the date when such resignation shall take effect, the Trustee or the holder of any Bond may apply to any court of competent jurisdiction to appoint a successor Trustee. Such court may thereupon, after such notice, if any, as it deem proper, appoint a successor Trustee.

Section 11.17. Acceptance by Successor Trustee. Any successor Trustee appointed under this Article XI shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment under this Indenture, and thereupon such successor Trustee, without any further act, deed or conveyance, shall become duly vested with all the estates, property, rights, powers, trusts, duties and obligations of its predecessor in the trust under this Indenture, with like effect as if originally named Trustee in this Indenture. Upon request of such successor Trustee, the Trustee ceasing to act and the Issuer shall execute and deliver an instrument transferring to such successor Trustee all the estates, property, rights, powers and trusts under this Indenture of the Trustee so ceasing to act, and the Trustee so ceasing to act shall pay over to the successor Trustee all monies and other assets at the time held by it under this Indenture.

Any Trustee ceasing to act shall nevertheless retain a lien upon all property and funds held or collected by such Trustee to secure any amount then due it pursuant to the provisions of Section 11.4 of this Indenture.

Section 11.18. Merger or Consolidation. Any corporation or association into which any Trustee under this Indenture is merged or with which it is consolidated, or any corporation or association resulting from any merger or consolidation to which any Trustee under this Indenture shall be a party, or any corporation or association to which any Trustee under this Indenture shall transfer substantially all of its assets or its corporate trust business, shall be the successor Trustee under this Indenture, without the execution or filing of any paper or any further act on the part of the parties hereto, anything in this Indenture to the contrary notwithstanding.

Section 11.19. Action Upon Event of Default. Except as provided in Section 10.6 hereof and notwithstanding any other provisions of this Article XI, the Trustee shall, provided it is indemnified to its satisfaction, during the existence of an Event of Default known to the Trustee, exercise such of the rights and powers vested in it by this Indenture and use the same degree of skill and care in their exercise as a prudent man would use and exercise under the circumstances in the conduct of his own affairs; provided, however, that the liability of the Trustee shall only be to the extent provided in Section 11.3.

Section 11.20. Notice of Occurrence of Event of Default. Upon the occurrence of an Event of Default known to the Trustee, the Trustee shall, within thirty (30) days of such Event of Default becoming known to the Trustee give written notice thereof by mail to each Registered Owner(s) of registered Bonds then Outstanding at his last address appearing upon the Bond register, unless such Event of Default shall have been cured before the giving of such notice.

Section 11.21. Intervention by Trustee. In any judicial proceeding to which the Issuer is a party and which in the opinion of the Trustee and its counsel has a substantial bearing on the interests of holders of the Bonds, the Trustee may in its own name and as trustee of an express trust intervene on behalf of the holders of the Bonds and shall, upon receipt of indemnity satisfactory to it, do so if requested in writing by the Purchaser if permitted by the court having jurisdiction in the premises.

Section 11.22. Appointment and Acceptance of Paying Agents. The Trustee is hereby appointed and does hereby accept its appointment as Paying Agent for the Bonds. The Issuer may at any time or from time to time appoint one or more other Paying Agents for the Bonds or any other Bonds, in the manner and subject to the conditions set forth in Section 11.23 of this Indenture for the appointment of successor Paying Agent. Each Paying Agent (other than the Trustee) shall signify its acceptance of the duties and obligations imposed upon it by written instrument of acceptance deposited with the Issuer and the Trustee.

Section 11.23. Resignation or Removal of Paying Agent; Appointment of Successor. Any Paying Agent may at any time resign and be discharged of the duties and obligations created by this Indenture by giving at least sixty (60) days written notice to the Issuer and the Trustee. Any Paying Agent may be removed at any time by an instrument filed with such Paying Agent and the Trustee and signed by the Purchaser. Any successor Paying Agent shall be appointed by the Issuer, with the approval of the Trustee and shall be a bank or trust company duly organized under the laws of the United States or any state or territory thereof, having a capital stock and surplus aggregating at least $175,000,000 and willing and able to accept the office on reasonable and customary terms and authorized by law to perform all the duties imposed upon it by this Indenture.

In the event of the resignation or removal of any Paying Agent, such Paying Agent shall pay over, assign and deliver any monies held by it as Paying Agent to its successor, or to the Trustee. In the event that for any reason there shall be a vacancy in the office of any Paying Agent, the Trustee shall act as such Paying Agent.

Section 11.24. Trust Estate May Be Vested in Separate or Co-Trustee. It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction (including particularly the laws of Mississippi) denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, the Loan Agreement or the Note, and in particular in case of the enforcement of either on default, or in case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or take any other action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an additional

individual or institution as a separate or co-trustee. The following provisions of this Section 11.24 are adopted to these ends.

In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

Should any deed, conveyance or instrument in writing from the Issuer be required by the separate trustee or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such deeds, conveyances and instruments in writing shall, on request, be executed, acknowledged and delivered by the Issuer. In case any separate trustee or co-trustee, or a successor to either, shall die, become incapable of acting, resign, be removed or be dissolved, or shall be in the course of dissolution or liquidation, all the estates, properties, rights, powers, trusts, duties and obligations of such separate trustee or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate trustee or co-trustee.

ARTICLE XII.
EXECUTION OF INSTRUMENTS BY BONDHOLDERS AND PROOF OF OWNERSHIP OF BONDS

Section 12.1. Execution of Instruments; Proof of Ownership. Any request, direction, consent or other instrument in writing required or permitted by this Indenture to be signed or executed by Bondholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Bondholders in person or by agent appointed by an instrument in writing. Proof of the execution of any such instrument and of the ownership of Bonds shall be sufficient for any purpose of this Indenture and shall be conclusive in favor of the Trustee and any Paying Agent with regard to any action taken, suffered or omitted by any of them under such instrument if made in the following manner:

(a)   The fact and date of the execution by any Person of any such instrument may be proved by the certificate of any officer in any jurisdiction who, by the laws thereof, has power to take acknowledgments within such jurisdiction, to the effect that the Person signing such instrument acknowledged before him the execution thereof, or by an affidavit of a witness to such execution.

(b)   The fact of the holding of Bonds under this Indenture by any Bondholder and the serial numbers of such Bonds and the date of his holding the same shall be proved by the Bond register.

Nothing contained in this Article XII shall be construed as limiting the Trustee to such proof, it being intended that the Trustee may accept any other evidence of the matters in this Article XII stated which to it may seem sufficient. Any request or consent of the holder of any Bond shall bind every future holder of the same Bond and any Bond or Bond issued in exchange or substitution therefor or upon the registration of transfer thereof in respect of anything done by the Trustee in pursuance of such request or consent.

ARTICLE XIII.
MODIFICATION OF INDENTURE AND SUPPLEMENTAL INDENTURES

Section 13.1. Supplemental Indentures With Consent of the Company, But Without Consent of Bondholders. Subject to the conditions and restrictions in this Indenture contained, the Issuer, when the execution hereof is consented to in writing by the Company, may, without the consent of the Bondholders, enter into a Supplemental Indenture or Supplemental Indentures which thereafter shall form a part of this Indenture, for any one or more of the following purposes:

(a)   to add to the covenants and agreements of the Issuer in this Indenture, other covenants and agreements thereafter to be observed, and to surrender any right or power in this Indenture reserved to or conferred upon the Issuer;

(b)   to cure any ambiguity or to cure, correct or supplement any inconsistent provision contained in this Indenture or in any Supplemental Indenture;

and the Issuer hereby covenants that it will perform all the requirements of any such Supplemental Indenture which may be in effect from time to time; but no restriction or obligation imposed by this Indenture upon the Issuer in respect of any of the Bonds outstanding under this Indenture may, except as otherwise provided in Section 13.3 of this Indenture, be waived or modified by such Supplemental Indenture, or otherwise. Nothing in this Article XII contained shall affect or limit the right or obligation of the Issuer to execute and deliver to the Trustee any instrument of further assurance or other instrument which elsewhere in this Indenture it is provided shall be delivered to the Trustee.

Section 13.2. Trustee Authorized to Enter Supplemental Indenture. The Trustee is hereby authorized to enter into with the Issuer any Supplemental Indenture authorized or permitted by the terms of this Indenture, and to make the further agreements and stipulations therein contained, and the Trustee, in entering into any Supplemental Indenture, shall be fully protected in relying on an opinion of counsel in form and substance satisfactory to the Trustee, to the effect that such Supplemental Indenture is authorized or permitted by the provisions of this Indenture and is not inconsistent with this Indenture.

Section 13.3. Supplemental Indentures With Consent of Bondholders and the Company. Any modification or alteration of this Indenture or of the rights and obligations of the Issuer or of the holders of the Bonds in any particular may be made with the consent of the Company and the Purchaser.

For the purposes of this Indenture, the Bonds shall be deemed to be affected by a modification or amendment of this Indenture if the same adversely affects or diminishes the rights of the holders of Bonds. The Trustee may in its discretion determine whether or not in accordance with the foregoing provisions Bonds would be affected by any modification or amendment of this Indenture and any such determination shall be binding and conclusive on the Issuer and all the holders of Bonds.

For all purposes of this Article XIII, the Trustee shall be entitled to rely upon an opinion of counsel with respect to the extent, if any, to which any action affects the rights under this Indenture of any holders of Bonds then Outstanding.

ARTICLE XIV.
MISCELLANEOUS

Section 14.1. Dissolution of Issuer. In the event of the dissolution of the Issuer, all the covenants, stipulations, promises and agreements in this Indenture contained, by or on behalf of, or for the benefit of, the Issuer, shall bind or inure to the benefit of the successors of the Issuer from time to time and any officer, board, commission, agency or instrumentality to whom or to which any power or duty of the Issuer shall be transferred.

Section 14.2. Parties Interested Herein. Except as in this Indenture otherwise specifically provided, nothing in this Indenture expressed or implied is intended or shall be construed to confer upon any Person other than the Company, the Issuer, the Trustee and the Purchaser of the Bonds issued under this Indenture, any right, remedy or claim under or by reason of this Indenture, this Indenture being intended to be for the sole and exclusive benefit of the Company, the Issuer, the Trustee and the Purchaser of the Bonds issued under this Indenture.

Section 14.3. Severability of Invalid Provisions. If any clause, provision or section of this Indenture be held illegal or invalid by any court, the invalidity of such clause, provision or section shall not affect any of the remaining clauses, provisions or section hereof, and this Indenture shall be construed and enforced as if such illegal or invalid clause, provision or section had not been contained herein.

Section 14.4. No Recourse on Bonds. No covenant or agreement contained in the Bonds or in this Indenture shall be deemed to be the covenant or agreement of any member, agent, or employee of the Issuer in his individual capacity, and neither the members of the Issuer nor any official executing the Bonds shall be liable personally on the Bonds or be subject to any personal liability or accountability by reason of the issuance thereof.

Section 14.5. Notice. All notices, certificates, requests or other communications hereunder shall be sufficiently given and shall be deemed given when received by overnight delivery; or when personally delivered, addressed as follows:

If to the Issuer:	Mississippi Business Finance Corporation Attention: William T. Barry 735 Riverside Drive, Suite 300 Jackson, MS 39201
If to the Trustee:	Hancock Bank Attention: Susan Tsimortos 1855 Lakeland Drive, Suite Q-230 Jackson, MS 39216 Telephone Number: 601-981-7452 Facsimile Number: 601-368-9457
If to the Company:	Gulf South Pipeline Company, LP Attention: Mr. James Jones 9 Greenway Plaza, Suite 2800 Houston, TX 77046 Phone 713-479-8294 E-Mail: James.Jones@bwpmlp.com
If to the Purchaser:	Boardwalk Pipelines, LP Attention: James Jones 9 Greenway Plaza, Suite 2800 Houston, TX 77046 Phone 713-479-8294 E-Mail: James.Jones@bwpmlp.com

A duplicate copy of each notice, certificate, request or other communication given under this Indenture to the Issuer, the Company, the Purchaser or the Trustee shall also be given to the others. The Company, the

Issuer and the Trustee may, by notice given under this Section 14.5, designate any further or different addresses to which subsequent notices, certificates, requests or other communications shall be sent.

Section 14.6. **Counterparts.** This Indenture may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original; but such counterparts shall together constitute but one and the same instrument.

Section 14.7. **Governing Law.** This Indenture shall be governed as to validity, construction and performance by the laws of the State of Mississippi.

ARTICLE XV.
BOND FORM

Section 15.1. **Bond Form**. The Bonds to be issued under this Indenture, the form of Assignment, the provisions for registration and the Trustee's Certificate of Authentication to be endorsed thereon are to be in substantially the following form, respectively, with necessary and appropriate variations, omissions and insertions as permitted or required by this Indenture:

UNITED STATES OF AMERICA
STATE OF MISSISSIPPI
MISSISSIPPI BUSINESS FINANCE CORPORATION

Mississippi Business Finance Corporation
Taxable Industrial Development Revenue Bond, Series 2008
(Gulf South Pipeline Company, LP Project)

No. R-1	Maximum Principal Amount $175,000,000
Rate of Interest As stated below	Maturity Date: December 1, 2018

Registered Owner: Boardwalk Pipelines, LP

Mississippi Business Finance Corporation, a public body corporate and a political subdivision of the State of Mississippi (the "Issuer"), for value received, hereby promises to pay to the Registered Owner identified above, (unless redeemed prior thereto as provided herein), the principal sum not to exceed $175,000,000, unless prepaid or redeemed prior to maturity as hereinafter provided in the principal amounts, at the rate of interest, on the dates and under the terms and conditions hereinafter set forth.

UNLESS THE CONTEXT CLEARLY OTHERWISE REQUIRES OR OTHERWISE DEFINED HEREIN CAPITALIZED TERMS USED AND REFERRED TO IN THE BONDS SHALL HAVE THE MEANING ASCRIBED TO EACH AS SET FORTH IN A TRUST INDENTURE DATED AS OF DECEMBER 1, 2008 (THE "INDENTURE") BETWEEN THE ISSUER AND HANCOCK BANK IN ITS CAPACITY AS TRUSTEE UNDER THE INDENTURE (THE "TRUSTEE").

This Bond is issued under and secured by the Indenture in the maximum aggregate principal amount of $175,000,000; provided, however, that the principal amount of this Bond, up to the maximum principal amount, may be advanced to the Issuer periodically, upon the Company's request to the Registered Owner with notice of such request to the Trustee, as provided in Sections 2.1 and 2.7 of the Indenture and in the Bond Purchase Agreement. The principal amount of this Bond Outstanding at any time shall be determined by the records maintained by the Trustee and the Registered Owner under the terms and provisions of the Indenture and the Bond Purchase Agreement.

This Bond and each advance thereon shall be dated the date of the respective issuance and delivery thereof in accordance with the provisions of the Indenture and the Bond Purchase Agreement and shall mature (subject to prior redemption at the prices and dates and upon the terms and conditions hereinafter set forth) as set forth below.

The initial advance of this Bond shall bear interest from the date of such advance. Except as hereinafter provided the principal of and interest due on this Bond shall be paid to the Registered Owner of this Bond as shown on the registration books kept by the Bond Registrar.

This Bond shall be dated the date of delivery thereof and shall bear an interest rate equal to seven percent (7%) per annum.

Interest accrued on this Bond shall be paid on each Interest Payment Date. The outstanding principal shall be due and payable on the final maturity date of the respective Bond which shall be designated by the Executive Director or other officer of the Issuer and approved by the Company. All Bonds shall mature no later than December 1, 2018. Bonds may be prepaid in whole or in part without penalty, upon written notice to the Trustee, the Issuer, and the Purchaser as provided in Section 2.4 of the Indenture.

This Bond shall be designated as "Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, Series 2008 Bond (Gulf South Pipeline Company, LP Project)," issued in the maximum aggregate principal amount of $175,000,000 under and pursuant to the Constitution and laws of the State of Mississippi, particularly Title 57, Chapter 10, Article 7, of the Mississippi Code of 1972, as amended and supplemented (the "Act"), and under and secured by an Indenture between the Issuer and Hancock Bank, as trustee, dated as of December 1, 2008. This Bond is issued for the purpose of and the proceeds will be used for financing the Cost of the Project (as such term is defined in the Indenture) by Gulf South Pipeline Company, LP (the "Company") under and pursuant to a Loan Agreement between the Issuer and the Company dated as of December 1, 2008 (hereinafter, together with any amendments thereof, called the "Loan Agreement"), pursuant to which the Company is obligated to make Loan Payments (as such term is defined in the Loan Agreement) sufficient to pay the principal of and interest on this Bond and other Bonds issued pursuant to the Indenture. The obligation to make Loan Payments is evidenced by a Note dated the date hereof, executed by the Company.

Copies of the Indenture, the Loan Agreement and the Note (as defined in the Loan Agreement) are on file at the principal corporate trust office of the Trustee and reference is made to the Indenture and the Loan Agreement for the provisions relating, among other things, to the terms and security of this Bond, the custody and application of the proceeds of this Bond, the rights and remedies of the holders of this Bond, the rights, duties and obligations of the Issuer, the Company and the Trustee, and the modification or amendment of any of the foregoing documents.

The principal of and interest on this Bond shall be payable in any coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts and shall be made to the Registered Owner(s) thereof by check delivered and received on each Principal and Interest Payment Date or by bank wire or bank transfer as such Registered Owner(s) may specify or otherwise as the Trustee and such Registered Owner(s) may agree.

This Bond is to be equally and ratably secured, to the extent provided in the Indenture, solely by a pledge of payments received under the Loan Agreement and the Note. This Bond, together with the interest hereon, is a limited obligation of the Issuer payable solely from the Revenues (as defined in the Indenture) and other funds and collateral as may be pledged under the Indenture and the Loan Agreement. Neither the State of Mississippi nor any other political subdivision thereof shall be obligated to pay the Bond or the interest thereon or other costs incident thereto except from the revenue or money pledged by the Issuer, and neither the full faith and credit nor the taxing power of the State or any political subdivision thereof is pledged to the payment of the principal of or the interest on, this Bond.

The transfer of this Bond is registrable, as provided in the Indenture and in the provisions for registration endorsed hereon, upon the Bond register kept for that purpose at the above mentioned office of the Trustee by the Registered Owner(s) hereof in person, or by his attorney duly authorized in writing, upon surrender of this Bond together with a written instrument of transfer satisfactory to the Trustee duly executed by the Registered Owner(s) or his attorney duly authorized in writing. The Issuer and the Trustee may deem and treat the person in whose name this Bond is registered as the absolute owner hereof for the purpose of receiving payment of, or on account of, the principal or redemption price hereof and interest due hereon and for all other purposes.

This Bond is subject to mandatory redemption prior to maturity upon direction of the Issuer, without premium or penalty, upon payment in each case of an amount equal to the principal amount of this Bond to be redeemed, together with interest accrued on such principal amount to such date in whole or in part, at any time (i) in case of damage or destruction to, or condemnation of, the Project if the Company has determined to prepay a similar portion of the Note pursuant to the Loan Agreement and (ii) in the event and to the extent that there remains surplus funds in the Project Fund upon completion of the Project as provided in Section 3.7 of the Loan Agreement.

This Bond is subject to redemption and prepayment by the Issuer at the written request of the Company, in whole or in part, upon the Issuer's providing notice of redemption in accordance with Section 8.2 of the Indenture and at the times in the amounts as set forth in Sections 2.3, 2.4 and Article VIII of the Indenture.

All redemptions and prepayments made by the Issuer are to be applied first in reduction of interest then due at the rate stated herein, and any amount remaining after such payment of said interest shall be applied in reduction of principal in the order of maturity, or in such other order as the Registered Owner shall determine in its sole discretion.

Any redemption of this Bond, either in whole or in part, shall be made upon at least ten (10) days, or such lesser period of time as shall be acceptable to the Registered Owner and the Trustee, prior notice in the manner and upon the terms and conditions provided in the Indenture. If this Bond shall have been duly called for redemption and payment of the redemption price, together with unpaid interest accrued to the date fixed for redemption, shall have been made or provided for, all as more fully set forth in the Indenture, interest on this Bond shall cease to accrue from such date, and from and after such date this Bond shall no longer be entitled to any lien, benefit, or security under the Indenture, and the holder hereof shall have no rights in respect of this Bond or such portion except to receive payment of such redemption price and unpaid interest accrued to the date fixed for redemption.

This Bond shall not be entitled to any benefit under the Indenture or be valid or become obligatory for any purpose until this Bond shall have been authenticated by the execution by the manual signature of a duly authorized officer of the Trustee of the Trustee's Certificate of Authentication hereon.

No covenant or agreement contained in this Bond or the Indenture shall be deemed to be a covenant or agreement of any member, agent, or employee of the Issuer in his individual capacity, and neither the members of the Issuer nor any officer thereof executing this Bond shall be liable personally on this Bond or be subject to any personal liability or accountability by reason of the issuance of this Bond.

It is hereby certified and recited that all conditions, acts and things required by law and the Indenture to exist, to have happened and to have been performed precedent to and in the issuance of this Bond exist, have happened and have been performed in due time, form and manner as required by law and the Indenture, and that the issuance of this Bond and the issue of which it forms a part are within every debt and other limit prescribed by the laws of the State of Mississippi.

IN WITNESS WHEREOF, the Issuer has caused this Bond to be signed in its name and on its behalf by the manual or facsimile signature of its Executive Director and its seal or a facsimile thereof to be impressed, imprinted or otherwise reproduced hereon and attested by the manual or facsimile signature of its Secretary on this the ___ day of _____, 2008.

**MISSISSIPPI BUSINESS FINANCE
CORPORATION**

By: _____
William T. Barry, Executive Director

ATTEST:

_____
Cindy S. Carter, Secretary

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This Bond is one of the Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, Series 2008 (Gulf South Pipeline Company, LP Project) described in the within mentioned Indenture. The date of authentication of this Bond is _____, 2008.

_____
as Trustee

_____

By: _____

Title: _____

(Form of Assignment)

FOR VALUE RECEIVED

The undersigned hereby sells, assigns and transfers unto

(Please insert Social Security
Number or other identifying
 number of Assignee)

the within Bond and all rights thereunder of MISSISSIPPI BUSINESS FINANCE CORPORATION, and does hereby irrevocably constitute and appoint _____, as attorney to transfer the said Bond on the books of the within named Issuer, with full power of substitution in the premises.

Dated: _____

In the presence of:

_____   _____
                                                                    Registered Owner(s)

Signature Guaranteed: _____

CERTIFICATE OF REGISTRATION AND VALIDATION

This bond is the Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, Series 2008 (Gulf South Pipeline Company, LP Project). Bonds issued under the Indenture have been validated by decree of the Chancery Court of the First Judicial District of Hinds County, Mississippi on September 10, 2008.

MISSISSIPPI BUSINESS FINANCE CORPORATION

_____

Cindy S. Carter, Secretary

Exhibit to Bond

**NOT TO EXCEED $175,000,000 MISSISSIPPI BUSINESS FINANCE CORPORATION
TAXABLE INDUSTRIAL DEVELOPMENT REVENUE BONDS,
Series 2008**

(Gulf South Pipeline Company, LP Project)

BONDS PAYMENT GRID

**SCHEDULE OF PRINCIPAL ADVANCES AND
REPAYMENTS OF PRINCIPAL AND INTEREST**

Date	Amount of Principal Advanced	Amount of Principal Repaid	Amount of Interest Paid	Unpaid Principal Balance	Interest Rate	Notation Made By
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____	_____

[End of Bond Form]

IN WITNESS WHEREOF, Mississippi Business Corporation has caused this Indenture to be executed by its Executive Director and attested by its Secretary, and Hancock Bank has caused this Indenture to be executed, all as of the day and year first above written.

MISSISSIPPI BUSINESS FINANCE CORPORATION

By: _____

      William T. Barry, Executive Director

ATTEST:

_____
Cindy S. Carter, Secretary

HANCOCK BANK, as Trustee

_____
By: Susan R. Tsimortos, Vice President and Trust Officer

ACKNOWLEDGMENT

STATE OF MISSISSIPPI

COUNTY OF HINDS

Personally appeared before me, the undersigned notary public in and for the jurisdiction aforesaid, the within named William T. Barry and Cindy S. Carter, to me known, who acknowledged they are the Executive Director and Secretary, respectively, of Mississippi Business Finance Corporation, a public corporation organized and existing under the laws of the State of Mississippi, and that for and on behalf of said corporation and as its act and deed, they signed and delivered the foregoing Indenture as of the date therein mentioned with actual execution on the date of this acknowledgment, after having been first duly authorized so to do.

IN WITNESS WHEREOF, I hereunto set my hand and official seal, this the ____ day of December, 2008.

_____
NOTARY PUBLIC

My Commission Expires:

_____

[SEAL]

ACKNOWLEDGMENT

STATE OF MISSISSIPPI

COUNTY OF HINDS

Personally appeared before me, the undersigned notary public in and for the jurisdiction aforesaid, the within named Susan Tsimortos to me known, who acknowledged she is the Vice President and Trust Officer of Hancock Bank, a banking association organized and existing under the laws of the State of Mississippi, and that for and on behalf of said bank and as its act and deed, she signed and delivered the foregoing Indenture as of the date therein mentioned with actual execution on the date of this acknowledgment, after having been first duly authorized so to do.

IN WITNESS WHEREOF, I hereunto set my hand and official seal, this the ___ day of December, 2008.

_____
NOTARY PUBLIC

My Commission Expires:

_____

Exhibit 4.2
Execution Version

LOAN AGREEMENT

BETWEEN

MISSISSIPPI BUSINESS FINANCE CORPORATION

AND

GULF SOUTH PIPELINE COMPANY, LP

Dated as of December 1, 2008

TABLE OF CONTENTS

EXHIBIT A: BUILDING DESCRIPTION
EXHIBIT B: PROJECT SITE
EXHIBIT C: PROMISSORY NOTE
EXHIBIT D: BOND ADVANCE AND PAYMENT GRID
EXHIBIT E: FORM OF REQUISITION CERTIFICATE

THIS LOAN AGREEMENT, dated as of December 1, 2008, between Mississippi Business Finance Corporation, a public corporation of the State of Mississippi (the "Issuer") and Gulf South Pipeline Company, LP, a Delaware limited partnership (the "Company"),

W I T N E S S E T H:

WHEREAS, the Issuer is authorized by the provisions of Title 57, Chapter 10, Article 7, of the Mississippi Code of 1972, as amended and supplemented (the "Act"), to, among other things, provide and finance economic development projects to eligible companies in the State;

WHEREAS, the Issuer has determined that the Company is an "eligible company" as defined by the Act in need of assistance to permanently finance the Cost (as hereinafter defined) of the Project (as hereinafter defined);

WHEREAS, the Issuer is authorized pursuant to the Act to issue its revenue bonds and to lend the proceeds thereof to enable eligible companies to borrow to finance the Cost of said projects;

WHEREAS, the Company has requested the Issuer to issue its revenue bonds and to lend the proceeds from the sale thereof to the Company to finance a portion of the Cost of the Project (as hereinafter defined);

WHEREAS, the Issuer has, by due corporate action, authorized the issuance, from time to time, of its Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, (Gulf South Pipeline Company, LP Project), Series 2008 (the "Bonds"), pursuant to the Act in the maximum aggregate principal amount of $175,000,000 in order to loan the proceeds thereof to the Company (the "Loan") to finance the Project, pursuant to a contractual arrangement whereby the amount of Loan Payments (as hereinafter defined) to be made to the Issuer by the Company shall be sufficient to pay the principal of, premium, if any, and interest on such Bonds secured by such Loan Payments as and when the same shall become due and payable;

WHEREAS, Boardwalk Pipelines, LP ("Purchaser") has agreed to purchase the Bonds (as hereinafter defined) the proceeds of which will be loaned to the Company by the Issuer to finance the Project (as hereinafter defined); and

WHEREAS, the Bonds are to be issued pursuant to the Indenture (as hereinafter defined) to provide monies for such Loan; and the Company will execute a Note (as hereinafter defined) pursuant to this Agreement (as hereinafter defined) to evidence and secure its obligations to repay said Loan.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH:

That the parties hereto, intending to be legally bound hereby and in consideration of the mutual covenants hereinafter contained, do hereby agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1. Definitions. The terms set forth below shall have the following meanings in this Loan Agreement, unless the context clearly otherwise requires. Except where the context otherwise requires, words importing the singular number shall include the plural number and vice versa. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Indenture.

"Act" shall mean Title 57, Chapter 10, Article 7, of the Mississippi Code of 1972, as amended and supplemented.

"Administration Expenses" shall mean the reasonable, necessary and documented expenses incurred by the Issuer pursuant to this Agreement or the Indenture, including the Initial Administrative Fee, and the compensation and expenses paid to or incurred by the Trustee or any Paying Agent under the Indenture.

"Agreement" shall mean this Loan Agreement as amended or supplemented from time to time in accordance with the terms hereof.

"Authorized Company Representative" shall mean any person or persons from time to time designated to act on behalf of the Company by a written certificate, signed on behalf of the Company by the President or one of the Vice Presidents of its general partner or other duly authorized Person and the Secretary or Treasurer of its general partner or other duly authorized Person and furnished to the Issuer and the Trustee, containing the specimen signature of each such person.

"Bondholder" or "holder of the Bonds" or "holder" shall mean the Registered Owner(s) of any fully registered Bond.

"Bond Counsel" shall mean Butler, Snow, O'Mara, Stevens & Cannada, PLLC, Jackson, Mississippi, or an attorney-at-law or a firm of attorneys, designated by the Issuer, of nationally recognized standing in matters pertaining to bonds issued by states and their political subdivisions, duly admitted to the practice of law before the highest Court of any state of the United States of America.

"Bond Counsel's Opinion" shall mean an opinion signed by Bond Counsel and satisfactory to the Issuer, the Trustee, and the Purchaser.

"Bond Fund" shall mean the fund established pursuant to Section 6.1 of the Indenture.

"Bond Purchase Agreement" shall mean the Bond Purchase Agreement dated as of December 1, 2008, among the Issuer, the Company and the Purchaser.

"Bond Register" and "Bond Registrar" shall have the respective meanings specified in Section 2.9 of the Indenture.

"Bonds," or "Bond" means up to $175,000,000 Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds, Series 2008 (Gulf South Pipeline Company, LP Project) issued under the Indenture; and any Bonds thereafter authenticated and delivered in lieu of or in substitution for such Bonds, pursuant to the provisions of' the Indenture.

"Building" or "Buildings" shall mean the buildings and improvements generally described on Exhibit A hereto constructed in part through a loan of the proceeds of the Bonds and located on the Project Site, as described in Exhibit B to this Agreement, and all additions, modifications, renovations, rehabilitations, expansions, construction, and improvements thereto, as they may at any time exist.

"Business Day" shall mean any day, other than a Saturday or Sunday or other day, on which the Purchaser, Trustee or Company is not required or authorized by law to remain closed.

"Company" shall mean Gulf South Pipeline Company, LP, a Delaware limited partnership, or any person or entity which is the surviving, resulting or transferee person in any merger, consolidation or transfer of

assets permitted under Section 5.2 of this Agreement and shall also mean, unless the context otherwise requires, and any assignee of this Agreement as permitted by Section 6.1 of this Agreement.

"Completion Date" shall mean the date of completion of the Project, as that date shall be certified pursuant to Section 5.3 of the Indenture.

"Cost" or "Cost of the Project" shall mean, and be deemed to include to the extent permitted by the Act, costs incurred after April 15, 2006 with respect the Mississippi Expansion Project and February 10, 2007 with respect to the Southeast Expansion Project, (a) obligations incurred for labor, Equipment and other expenses paid to contractors, builders and materialmen in connection with the construction, installation and equipping of the Project and improvements thereto including, but not limited to, improvements to the Project Site; (b) the cost of contract or performance bonds or of other bonds and of insurance of all kinds that may be required or necessary prior to or during the course of construction of the Project, (c) all costs of architectural and engineering services, including the expenses of the Issuer and the Company for test borings, surveys, test and pilot operations, estimates, plans and specifications and preliminary investigations therefor, and for supervising construction, as well as for the performance of all other duties required by or consequent upon the proper completion of the Project; (d) compensation and expenses of the Issuer and the Trustee, legal, accounting, financial and printing expenses, fees and all other expenses incurred in connection with the issuance of the Bonds, which are not otherwise provided for under the terms of this Agreement; (e) all other costs which the Issuer or the Company shall be required to pay under the terms of any contract or contracts for the acquisition (by purchase, lease or otherwise), construction, installation and equipping of the Project; (f) any sums required to reimburse the Issuer or the Company for advances made by either of them for any of the above items, or for any other costs incurred and for work done by any of them, which are properly chargeable to the Project; (g) Administration Expenses; and (h) any other expenses or fees of the Issuer or the Trustee, which in the opinion of the Issuer or the Trustee, are related to the Project or the Bonds, including but not limited to, commitment and legal fees and the costs, fees and expenses in connection with the initial issuance and sale of the Bonds.

"Equipment" shall mean those items of machinery, equipment, fixtures and other tangible personal property, which have been or are to be acquired and installed in the Buildings or elsewhere at or on the Project Site with the proceeds of the Bonds and any item of machinery, equipment, fixtures and other tangible personal property which may be acquired and installed in the Buildings or elsewhere on the Project Site in substitution thereof or in addition thereto pursuant to the provisions of this Agreement, and any renewals and replacements of any of the foregoing. At such time as the Project is completed, a complete detailed list of Equipment and other items of personalty acquired with the proceeds of the Bonds can be found in the records of the Project Fund maintained by the Trustee.

"Event(s) of Default" shall mean any Event(s) of Default specified in Section 7.1 of this Agreement.

"Governmental Authority" means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

"Indenture" shall mean the Indenture related to the Bonds dated as of December 1, 2008, between the Issuer and the Trustee, as the same may be amended and supplemented from time to time.

"Initial Administrative Fee" shall mean the initial fee of the Issuer with respect to the Bonds in the amount of $70,000.00 which fee is required to be paid by the Company to the Issuer pursuant to this Agreement.

"Investment Securities" shall mean, only to the extent permitted by State law, any of the following unless the Company has determined that the same are not at the time legal investments of the Company's monies:

(a)   savings accounts and certificates of deposit issued by a commercial bank or savings and loan association incorporated under the laws of the United States of America or any state thereof or the District Of Columbia having a capital stock and surplus of more than $50,000,000, including the Trustee, or which are fully collateralized by investments of the type described in (b) below or are rated either A-I or A-2 by Standard & Poor's Corporation or P-I or P-2 by Moody's Investors Service, Inc.;

(b)   bonds, notes and other evidences of indebtedness of the United States of America or the State and any other security unconditionally guaranteed as to the payment of principal and interest by the United States of America or any agency or instrumentality thereof;

(c)   repurchase agreements involving the Purchase and resale of investments described in (b) above; provided, that (i) the purchase price of any such agreement shall at no time exceed the fair market value of the investments underlying the same, (ii) each such agreement shall provide for the payment of cash or deposit of additional investments at least monthly so that the sum of the fair market value of investments and the amount of cash underlying the same shall remain at least equal to the purchase price thereof, (iii) the Trustee shall take physical possession of such investments or the Trustee shall be named as the record owner of such investments in the records of a Federal Reserve Bank, in each case no later than the time the purchase price therefor is paid by the Trustee, (iv) the other party to such repurchase agreement shall be a commercial bank or savings and loan association incorporated under the laws of the United States or any state thereof or the District of Columbia or a securities firm registered under the Securities Exchange Act of 1934, in either case having combined capital and surplus of at least $50,000,000 including the Trustee, and (v) the repurchase obligations are at the demand of the Trustee or have a maturity of less than one year;

(d)   any money market fund rated "AAA" by Moody's Investors Service, Inc. comprised of the investments of the type described in paragraph (b); and

(e)   any other investment or investment agreement as the Registered Owner(s) of not less than fifty-one percent (51%) in the aggregate principal amount of the Bonds then Outstanding may approve.

"Issuer" shall mean the Mississippi Business Finance Corporation, constituting a public body corporate and a political subdivision of the State, its successors and assigns, and any public corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party.

"Loan" means the loan made by the Issuer to the Company from the proceeds of the issuance of the Bonds.

"Loan Documents" shall mean this Agreement, the Indenture, the Bond Purchase Agreement, the Note, the Bond, the Assignment of this Agreement, and the Assignment of the Note, and any and all promissory notes executed by the Company in favor of the Issuer, and all other security agreements, documents, instruments, guarantees, certificates and agreements executed and/or delivered by the Company, in connection with this Agreement, the Bonds, the Indenture and the Bond Purchase Agreement.

"Loan Payments" shall mean the payments required to be made by the Company pursuant to Section 4.2 hereof.

"MBFC" shall mean Mississippi Business Finance Corporation.

"Mississippi Expansion Project" shall mean the construction of a natural gas pipeline through Warren, Hinds, Copiah and Simpson Counties in Mississippi.

"Note" shall mean the promissory note of the Company issued by the Company to the Issuer in accordance with Section 4.1 hereof, the form of which is attached hereto as Exhibit C.

"Outstanding," when used with reference to Bonds, shall mean, at any date as of which the amount of outstanding Bonds is to be determined, the aggregate of all Bonds authorized, issued, authenticated and delivered under the Indenture except:

(a)	Bonds canceled or surrendered to the Trustee for cancellation pursuant to Section 2.12 of the Indenture prior to such date; and

(b)	Bonds in lieu of or in substitution for which other Bonds shall have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the Trustee and the Company is presented that any such Bond is held by a bona fide holder in due course.

In determining whether holders or a requisite aggregate principal amount of Bonds outstanding have concurred in any request, demand, authorization, direction, notice, consent or waiver under the Indenture, Bonds which are owned by the Company or the Issuer shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided, however, that for the purpose of determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Bonds which the Trustee knows to be so owned shall be so disregarded.

"Person" or "person" shall mean an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other entity of whatever nature.

"Project" shall mean collectively, the Mississippi Expansion Project and the Southeast Expansion Project.

"Project Fund" shall mean the fund created under Section 5.1 of the Indenture.

"Project Site" shall mean the real property described in Exhibit B attached hereto.

"Purchaser" shall mean Boardwalk Pipelines, LP.

"Redemption Price" shall mean the principal of and interest on the Bonds to be redeemed at par, without premium, and all other amounts due and owing in respect to the Bonds.

"Registered Owner(s)" shall mean the Person or Persons in whose name or names the particular registered Bond or Bonds shall be registered on the Bond Register.

"Revenues" shall mean all payments, receipts and revenues payable by the Company to the Issuer under this Agreement (except payment of Administration Expenses and indemnification payments pursuant to Sections 4.2 and 4.11, respectively, of this Agreement) and any other payments, receipts and revenues derived by the Issuer from the Company under this Agreement.

"Southeast Expansion Project" shall mean the construction of a natural gas pipeline through Simpson, Clarke, Jasper and Smith Counties in Mississippi.

"State" shall mean the State of Mississippi.

"Trustee" shall have the meaning set forth in the Indenture.

Section 1.2.   Accounting Terms. All accounting terms not specifically defined or otherwise specified herein shall have the meanings generally attributed to such terms under tax accrual accounting principles, as in effect from time to time, consistently applied.

ARTICLE II.
REPRESENTATIONS

Section 2.1. Representations of the Issuer. The Issuer makes the following representations as the basis for the undertakings on the part of the Company herein contained:

(a)   The Issuer is a public corporation of the State and is authorized pursuant to the provisions of the Act to enter into the transactions contemplated by this Agreement.

(b)   The Issuer has full power and authority to enter into the transactions contemplated by this Agreement and to carry out its obligations hereunder.

(c)   To the best of the Issuer's knowledge, the Issuer is not in default under any provisions of the laws of the State material to the performance of its obligations under this Agreement.

(d)   The Issuer has been duly authorized to execute and deliver this Agreement and by proper limited partnership action has duly authorized the execution and delivery hereof and as to the Issuer, this Agreement is valid and legally binding and enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited (1) by bankruptcy, reorganization, or similar laws limiting the enforceability of creditors' rights generally or (2) by the availability of any discretionary equitable remedies.

(e)   The Loan for the Cost of the Project by the Company, as provided by this Agreement, will further the purposes of the Act, to wit: to induce the location or expansion of commercial facilities within the State in order to advance the public purposes of relieving unemployment.

Section 2.2. Representations of Company. The Company makes the following representations as the basis for the issuance by the Issuer of the Bonds and the undertakings on the part of the Issuer herein contained:

(a)   The Company is a limited partnership duly formed under the laws of the State of Delaware, the Company is in good standing in the State of Delaware, the Company is duly qualified to transact business in the State of Mississippi and the Company is in good standing in the State of Mississippi, has power to enter into the Loan Documents, and by proper limited partnership action has duly authorized the execution and delivery of the Loan Documents, and as to the Company, the Loan Documents are valid and legally binding and enforceable in accordance with their respective terms, except to the extent the enforceability thereof may be limited (i) by bankruptcy, reorganization, or similar laws limiting the enforceability of creditors' rights generally or (ii) by the availability of any discretionary equitable remedies. A copy of a resolution of the Board of Directors of the Company's general partner authorizing this Agreement and the execution of related documents by the officers of the general partner of the Company shall be furnished by the Company at or prior to closing.

(b)   The Company is not in violation of any provision of its certificate of limited partnership, its agreement of limited partnership, or any laws in any manner material to its ability to perform its obligations

under the Loan Documents, has power to enter into the Loan Documents and has duly authorized the execution and delivery of the Loan Documents by proper limited partnership action.

(c)   The Project consists of the acquisition, construction and installation of Buildings and Equipment as more particularly described in Exhibit A to this Agreement.

(d)   The estimated Cost of the Project exceeds the principal amount of the Loan.

(e)   The Company is engaged in a commercial enterprise and other permissible purposes under the Act.

(f)   The Company has been advised by the Issuer that it is an eligible company as defined in the Act.

(g)   Company is not in default under, and has not breached in any material respect, any material agreement or instrument to which it is a party or by which it may be bound, which default would materially and adversely affect the business or financial condition of the Company. Neither the execution and delivery of the Loan Documents, the consummation of the transactions contemplated hereby or thereby, nor the fulfillment of or compliance with the terms and conditions of the Loan Documents, conflicts with or results in a breach of the terms, conditions or provisions of any agreement or instrument to which the Company is now a party or by which it, or any of its property, is bound, or constitutes a default under any of the foregoing, or results in the creation or imposition of any impermissible lien, charge or encumbrance whatsoever upon any of the property or assets of the Company under the terms of any instrument or agreement.

(h)   [Reserved].

(i)   [Reserved].

(j)   [Reserved].

(k)   All information furnished by the Company to the Issuer and the Purchaser for the purpose of approving the Project and the financing of the Loan through the issuance and sale of the Bonds is true, accurate and complete in all material respects as of the date hereof.

(l)   The Loan is not being made to refinance any existing debt, except for the repayment of existing debt which qualifies as a Cost of the Project, or any costs, expenses or other obligations incurred by the Company or any other Person on behalf of the Company prior to April 15, 2006, with respect to the Mississippi Expansion Project, and February 10, 2007 with respect to the Southeast Expansion Project.

(m)   There are no suits or proceedings pending or to the knowledge of the Company threatened against or affecting the Company, which, if adversely determined, would have a material adverse effect on the transactions contemplated by the Loan Documents or which in any way would adversely affect the enforcement or validity of the Loan Documents or the ability of the Company to perform its obligations under this Agreement, and there are no proceedings by or before any governmental commission, board, bureau or other administrative agency pending or to the knowledge of the Company threatened against or affecting the Company which, if adversely determined, would have a material adverse effect on the transactions contemplated by the Loan Documents or which in any way would adversely affect the enforcement or validity of the Loan Documents or the ability of the Company to perform its obligations under this Agreement.

(n)   The Company acknowledges the terms and provisions of the Indenture and will comply with such terms of the Indenture to the extent that such terms and provisions are applicable to the Company.

Section 2.3. Benefits Under the Act. The parties hereto acknowledge that the Company has been induced to proceed with the acquisition and construction of the Project in part by the benefits conferred by the Act. The Issuer hereby agrees that the Company shall be permitted to take advantage of all of the benefits provided by the Act to the fullest extent therein set forth subject to the rules and regulations of the Issuer. The Issuer agrees that it will not take any action to limit, curtail or otherwise make unavailable to the Company any of the benefits available under the Act.

ARTICLE III.
COMPLETION OF PROJECT; ISSUANCE OF BONDS

Section 3.1. Completion of Project. Upon the issuance of the Bonds to finance the Project, the Company, within three (3) years from the date of the Indenture, will acquire, construct, install and equip such Project or cause the Project to be acquired, constructed, installed and equipped as herein provided, and will use its commercially reasonable efforts to cause the acquisition, construction, installation and equipping thereof to be completed with all reasonable dispatch, not later than three (3) years from the date of the Indenture, but if for any reason such acquisition, construction, installation and equipping shall not be completed there shall be no resulting diminution in or postponement of the payments required in Section 4.2 hereof to be paid by the Company under this Agreement and the Note.

Anything in this Agreement notwithstanding, the Issuer shall not be obligated to complete the acquisition, construction, installation and equipping of the Project upon acceleration of the payment of the unpaid portion of the payments due pursuant to this Agreement and the Note, and the making of all payments in the amount required by and in accordance with the terms of this Agreement and the Note.

In order to effectuate the purposes of this Agreement, the Company will make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered, all contracts, orders, receipts, writings and instructions, in the name of the Company or otherwise, with or to other persons, firms or corporations, and in general do or cause to be done all such other things as may be requisite or proper for the construction, installation and equipping of the Project and fulfillment of the obligations of the Company under this Agreement.

The Company will maintain such records in connection with the cost of the construction, installation and equipping of the Project as to permit ready identification thereof which records the Issuer, the Purchaser and the Trustee shall have the right to inspect upon reasonable notice during regular business hours.

The Company hereby grants to the Issuer, the Trustee and the Purchaser the right, privilege and authority to take all actions and to do all other things necessary to effectuate the purposes of this Agreement.

Section 3.2. Issuance of Bonds. The Issuer, concurrent with or as soon as practical after the execution of the Indenture, will use its best efforts to sell, issue and deliver, from time to time, the Bonds to the Purchaser and deposit the proceeds thereof, from time to time, with the Trustee in accordance with Sections 5.1 and 6.1 of the Indenture.

Except as otherwise approved by the Issuer, no Bonds shall be issued under the provisions of the Indenture with a dated date on or after December 1, 2011, which is three (3) years following the date of this Agreement.

Section 3.3. Loan; Disposition of Bond Proceeds. The Issuer, as Issuer of the Bonds, hereby agrees to lend from the proceeds of the issuance and sale of the Bonds, the maximum principal amount of up to

$175,000,000 to the Company, for the purposes and in accordance with the terms and conditions set forth in the Indenture.

Section 3.4. Requisition for Project Funds. The Issuer has, in the Indenture, authorized and directed the Trustee to make payments from the Project Fund to pay the Cost of the Project, upon receipt by the Trustee, with a copy to the Purchaser, of an original executed requisition certificate in the form of **EXHIBIT E** attached hereto (upon which both the Issuer and the Trustee may rely conclusively and shall be protected in relying as set forth in the Indenture) signed by an Authorized Company Representative, and approved by the Purchaser stating with respect to each payment to be made: (1) the requisition number, (2) the name of the Person to whom payment is due or, in the event such payment is to reimburse the Issuer or the Company, the name of the Person to whom payment previously has been made (or, in the case of payments to the Bond Fund, instructions to make such payments to the Bond Fund), (3) the amount to be paid, (4) that there has been no "Event of Default" under Section 7.1 of this Agreement by the Company under this Agreement, and (5) that each obligation, item of cost or expense mentioned therein has been properly incurred, is a proper charge against the Project Fund and has not been the basis of any previous withdrawal. Upon request by the Trustee, copies of all invoices or statements from a contractor, vendor or other payee supporting each requisition for payment from the Project Fund and clearly identifying the property or service comprising the Cost of the Project to be paid or reimbursed shall be made available to the Trustee for review.

If any contract provides for retention by the Company of a portion of the contract price, there shall be paid from the Project Fund only the net amount remaining after deduction of such portion, until such retainage becomes due in accordance with the terms of the contract.

Section 3.5. Advance Under Loan Agreement

(a)   The Loan shall be advanced and remain outstanding as requested by the Company pursuant to Section 2.1 of the Indenture. All advances shall bear interest at the rates defined in the Indenture.

(b)   In addition to the documents required to be submitted pursuant to Section 3.4 of this Agreement in connection with each borrowing of funds under this Agreement, the Company shall submit to the Purchaser (and simultaneously deliver copies thereof to the Trustee) a written notice of borrowing (a "Notice of Borrowing,"), in the form of Exhibit A to the Bond Purchase Agreement, specifying the amount and date of the requested borrowing.

Section 3.6. Certificate of Completion. After the Project is completed and ready to be placed in service, the Trustee and the Issuer shall receive a certificate of an Authorized Company Representative stating, that (a) the construction of the Building has been completed substantially in accordance with the Plans and Specifications, (b) the acquisition of the Equipment has been completed, (c) the Project complies with all zoning, planning, building and all regulations of any other governmental entities having jurisdiction over the Project and (d) payment, or provision therefor of the Cost of the Building and the Equipment has been made except for any cost of the Building and the Equipment not then due and payable or the liability for payment of which is being contested or disputed by the Company. The Issuer and the Company agree to cooperate in causing such certificates to be furnished to the Trustee and the Issuer.

Section 3.7. Obligation of the Company to Complete the Project and to Pay Costs in Event Project Fund Insufficient. If the moneys in the Project Fund available for payment of the Cost of the Project are not sufficient to pay the Cost of the Project in full, the Company will complete or cause to be completed the Project and pay or cause to be paid all of that portion of the Cost of the Project in excess of the moneys available therefor in the Project Fund. The Issuer does not make any warranty, either express or implied, that the moneys which will be paid into the Project Fund will be sufficient to pay the Cost of the Project. If the

Company shall pay any portion of the Cost of the Project pursuant to the provisions of this Section 3.7, it shall not be entitled to any reimbursement therefor from the Issuer, the Trustee or the holders of any of the Bonds, nor shall it be entitled to any diminution in or postponement of the Loan Payments required in Section 4.2 hereof to be paid by the Company.

If, upon the Completion Date for the Project, there shall be any surplus funds remaining in the Project Fund not reserved to pay for the Cost of the Project, such funds shall, (a) be deposited in the Bond Fund and used, at the earliest date permissible under the terms of the Indenture without the payment of a call premium or penalty, to pay principal on the Bonds through redemption or retirement; and (b) be invested as provided for in the Indenture until such time as such surplus funds are expended as provided for in this Section 3.7.

Section 3.8. Default by Contractor. In the event of default of any supplier, contractor or subcontractor under any contract made by it in connection with the Project or in the event of a breach of warranty with respect to any materials, workmanship or performance guaranty, the Company may proceed, either separately or in conjunction with others, to pursue such remedies against the supplier, contractor or subcontractor so in default and against each surety for the performance of such contract as it may deem advisable, the Company will advise the Issuer, the Purchaser and the Trustee of the steps it intends to take in connection with any such default. If the Company shall so notify the Issuer and the Trustee, the Company may, in its own name or in the name of the Issuer, prosecute any action or proceeding or take any other action involving any such supplier, contractor, subcontractor or surety which the Company deems reasonably necessary, and in such event the issuer will cooperate fully with the Company. Any amounts recovered by way of damages, refunds, adjustments or otherwise in connection with the foregoing prior to the Completion Date shall be paid into the Project Fund or, if recovered after the Completion Date and full disposition of the Project Fund, shall be deposited in the Bond Fund, or in such other manner as the Issuer shall reasonably determine to be consistent with this Agreement.

Section 3.9. Investment of Project Fund. Any moneys held as a part of the Project Fund or any other fund created pursuant to the Indenture shall, at the facsimile request of an Authorized Company Representative, confirmed in writing within two (2) Business Days, be invested or reinvested by the Trustee as provided in Article VII of the Indenture.

ARTICLE IV.
SECURITY; LOAN PAYMENTS; OTHER OBLIGATIONS

Section 4.1. Note. Concurrently with the sale and delivery by the Issuer of the Bonds, in order to secure the obligation of the Company hereunder, the Company will execute and deliver the Note substantially in the form attached hereto as Exhibit C which shall be dated the same date as the date of delivery of the Bonds.

Section 4.2. Loan Payments. The Company hereby covenants and agrees to repay the Loan as and when due on or before the Business Day next preceding any Interest Payment Date for the Bonds or any other date that any payment of interest, premium, if any, or principal is required to be made in respect of the Bonds pursuant to the Indenture, until the principal of, premium, if any, and interest on the Bonds shall have been fully paid or provision for the payment thereof shall have been made in accordance with the Indenture, in immediately available funds, a sum which will enable the Trustee to pay the amount payable on such date as principal of (whether at maturity or upon redemption or acceleration or otherwise), premium, if any, and interest on the Bonds as provided in the Indenture.

It is understood and agreed that all Loan payments payable by the Company under this Section are assigned without recourse or liability by the Issuer to the Trustee as security for and for the benefit of the Owners of the Bonds (except the Issuer's right to receive payments, if any, under Sections 4.10 and 4.11 hereof). The Company hereby assents to such assignment. The Issuer hereby directs the Company and the Company hereby agrees to pay to the Trustee all payments payable by the Company pursuant to this Section.

In the event the Company shall fail to make or cause to be made any of the payments required in this Section 4.2, the payment in default shall continue as an obligation of the Company until the amount in default shall have been fully paid, and the Company will pay the same with interest thereon until paid at the rate or rates per annum borne by the Bonds.

The Company further agrees to pay, when due, to the party to whom such payment is due, the Administration Expenses and all other amounts due in respect of the Bonds, including reasonable fees and expenses of the Purchaser and Trustee, and required under the terms and provisions of this Agreement as same shall have become due and payable.

In addition, in the event the Company is obligated to make payments which are accelerated hereunder upon the occurrence of certain events, all as described in Article VII hereof, such payments to be made in an amount sufficient (a) to redeem at the earliest date permitted under the Indenture the Bonds to be redeemed at the Redemption Price, (b) to pay any interest which will become due on such Bonds to such redemption date and (c) to pay all Administration Expenses accrued and to accrue.

Section 4.3. Obligation to Make Payments Absolute. It is understood and agreed that all payments by the Company under this Agreement and the Note shall be absolute and unconditional and shall not be subject to any defense (other than payment) or any right of set-off, counterclaim or recoupment arising out of any breach by the Issuer or the Trustee of any obligation to the Company, whether hereunder or otherwise, or out of any indebtedness or liability at any time owing to the Company by the Issuer or the Trustee.

So long as any Bonds are Outstanding, the Company will pay directly to the Issuer or the Trustee when due, as the case may be, the amount of Administration Expenses payable to them respectively not theretofore provided for which have then accrued and become payable (except as otherwise provided herein), provided, however, that before any such payment is due and payable, the Issuer or the Trustee, as the case may be, shall give notice to the Company, at least fifteen (15) days prior to such Payment Date, of the amount and nature of such Administration Expenses.

Section 4.4. Sole Possession of Project by the Company. The Company will acquire, construct, and equip the Project and will be entitled to sole and exclusive possession of the Project subject to the provisions of this Agreement.

Section 4.5. Maintenance of Project. The Company will use its commercial reasonable efforts to maintain, preserve and keep the Project and the Building or cause the Project and the Building to be maintained, preserved and kept, with the appurtenances and every part and parcel thereof, in good repair, working order and condition and will from time to time make or cause to be made all necessary and proper repairs, replacements and renewals.

Section 4.6. Taxes and Assessments; Tax Indemnity. The Company shall:

(a)   file all tax returns and appropriate schedules thereto that are required to be filed under applicable law, prior to the date of delinquency;

(b)   pay and discharge all taxes, assessments and governmental charges or levies imposed upon the Company, upon its income and profits or upon any properties belonging to it, prior to the date on which penalties attach thereto; and

(c)   pay all taxes, assessments and governmental charges or levies that, if unpaid, might become a Lien upon any of its properties; provided, however, that the Company in good faith may contest any such tax, assessment, governmental charge or levy described in the foregoing clauses (b) and (c) so long as appropriate reserves are maintained with respect thereto. If any tax is or may be imposed by any governmental entity in respect of sales of the Company's inventory or the payment of compensation to the Company's employees, or as a result of any other transaction of the Company, which tax the Issuer is or may be required to withhold or pay, the Company agrees to indemnify and hold harmless the Issuer in connection with such taxes (including penalties and interest), and the Company shall immediately reimburse the Issuer for any such amounts paid by the Issuer.

Section 4.7. Operation of Project. The Company agrees that so long as any of the Bonds are Outstanding it will maintain the Project as an eligible company in accordance with the Act, unless the Project is sold pursuant to Section 6.1 hereof.

Section 4.8. Payment of Expenses. The Company will pay, or cause to be paid, in addition to the payments provided for in Sections 4.2 and 4.3 hereof, all of the expenses of operation of the Project, including, without limitation, the cost of all necessary and proper repairs, replacements and renewals made pursuant to Section 4.5 hereof and any and all taxes and assessments payable pursuant to Section 4.6 hereof.

Section 4.9. Payments Continue Upon Destruction of Project. It is understood and agreed that the payments under Section 4.2 hereof and on the Note and other charges payable hereunder shall continue to be payable at the time and in the amounts herein specified, whether or not the Project, or any portion thereof, shall have been condemned or taken by eminent domain or destroyed, wholly or partially, by fire or other casualty, and that there shall be no abatement or diminution of any such payments and other charges by reason thereof.

Section 4.10. Payment of Initial Administrative Fee. Concurrently with the sale and delivery by the Issuer of the Bonds, the Company shall pay to the Issuer an Initial Administrative Fee in the amount of $70,000.

Section 4.11. Release and Indemnification of the Issuer. The Company hereby releases the Issuer from, and agrees that the Issuer and its respective officers, directors, members, employees, attorneys, and agents shall not be liable for, and agrees to defend, indemnify and hold the Issuer and its respective officers, directors, members, employees, attorneys, and agents harmless against:

(a)   any liability, cost or expense in the administration of this Agreement and the obligations imposed on the Issuer thereby and hereby;

(b)   any or all liability or loss, cost or expense, including reasonable attorneys' fees, resulting from or arising out of any loss or damage to property or any injury to or death of any person occurring on or about the Project Site or resulting from any defect in the fixtures, machinery, equipment or other property located on the Project Site or arising out of, pertaining to, or having any connection with the Project or the financing thereof (whether or not arising out of acts, omissions or negligence of the Company);

(c)   any or all liability or loss, cost or expense, including attorneys' fees, arising out of or in connection with, or pertaining to the issuance, sale or delivery of the Bonds, including, but not limited to,

liabilities arising under the Securities Act of 1933, the Securities Exchange Act of 1934 or any applicable state securities laws; and

(d)   any and all claims, damages, judgments, penalties, costs, and expenses (including attorneys' fees and court costs now or hereafter arising from the aforesaid enforcement of this paragraph), in connection with the Project, arising directly or indirectly from (i) the activities of the Company and its predecessors in interest, (ii) third parties with whom it has a contractual relationship, or (iii) the violation of any environmental protection, health, or safety law, whether any such claims are asserted by any Governmental Authority or any other Person which indemnity shall survive the termination of this Agreement.

The indemnity specified in this Section 4.11 shall not be effective to relieve the Issuer or its respective officers, directors, members, employees, attorneys and agents from damages that result from negligence or intentional misconduct on the part of the Issuer. This indemnification covenant shall survive the termination of this Agreement with respect to liability arising out of any event or act occurring prior to such termination.

The provisions of this Section 4.11 shall also apply in favor of the Trustee, except to the extent that any liability, loss, cost or expense on the part of the Trustee results from the Trustee's own intentional misconduct or negligence.

Section 4.12. Insurance. The Company shall maintain insurance with responsible insurance companies on such of its properties, in such amounts and against such risks as is customarily maintained by similar business operating in the same vicinity.


ARTICLE V.
SPECIAL COVENANTS


Section 5.1. No Warranty as to Suitability of Project by the Issuer. The Issuer makes no warranty, either express or implied, as to the actual or designed capacity of the Project, as to the suitability of the Project for the purposes specified in this Agreement, as to the condition of the Project, or that the Project will be suitable for the Company's purposes or needs.

Section 5.2. Continuation of Existence of Company. The Company covenants that it will maintain its existence in its present form, will obtain, maintain and keep in full force and effect all governmental approvals, consents, permits and licenses as may be necessary for continued use of the Project, will not dissolve or otherwise dispose of all or substantially all its assets and will not consolidate with or merge into another Person or permit one or more other Persons (other than a subsidiary) to consolidate with or merge into it without first obtaining the prior written consent of the Purchaser and the Issuer. If written approval of the Purchaser and the Issuer is obtained, upon any consolidation or merger, or any conveyance or, transfer of the assets of the Company substantially as an entirety in accordance with this Section 5.2, the successor formed by such consolidation or into which the Company is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if such successor had been named as the Company herein.

In the event of any such conveyance or transfer, the Company as the predecessor person may be dissolved, wound up and liquidated (if applicable) at any time thereafter.

If a consolidation, merger or sale or other transfer is made as permitted by this Section 5.2, the provisions of this Section 5.2 shall continue in full force and effect and no further consolidation, merger or sale or other transfer shall be made except in compliance with the provisions of this Section 5.2 and Section 6.1 hereof.

Section 5.3. [Reserved].

Section 5.4. Agreement to Cooperate. In the event it may be necessary for the proper performance of this Agreement, or for the exercise of any rights hereunder, on the part of the Issuer or the Company that any application or applications for any permit or license or authorization to do or to perform certain things be made to any governmental or other agency by the Company or the Issuer, or both, the Company and the Issuer each agree to execute and prosecute upon the request of the other such application or applications.

Section 5.5. Qualification in Mississippi. Subject to Section 5.2 hereof, the Company warrants that it is and throughout the term of this Agreement will continue to be duly qualified to do business in the State.

Section 5.6. Affiliated Companies. The Issuer acknowledges that the Company and the Purchaser are affiliated companies and that both the Company and the Purchaser have all the requisite limited partnership power and authority and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity, including any and all licenses, permits and approvals required under any foreign, federal, state or local law to own, lease and license its assets and properties and to conduct its business. Additionally, the Issuer acknowledges that neither the Company nor the Purchaser have any reason to believe that (i) any governmental or regulatory body is considering modifying, limiting, conditioning, suspending, revoking or not renewing any such authorizations, approvals, consents, orders, licenses, certificates or permits of the Company or the Purchaser (other than immaterial modifications, limitations and conditions arising in connection with licensing) or that (ii) governmental or regulatory bodies are investigating the Company or the Purchaser. In the event that any such governmental or regulatory body determines or orders that the Company and the Purchaser may not continue to do business with each other, the Company may terminate this Agreement with the written consent of the Issuer and provided that all payments under Section 4.2 of this Agreement are provided for and the requirements for redemption of the Bonds pursuant to Article VIII of the Indenture are complied with.

Section 5.7. Maintenance. The Company will maintain all of its tangible property used in connection with its business in good condition and repair and make all necessary replacements thereof, and preserve and maintain all licenses, trademarks, privileges, permits, franchises, certificates and the like necessary for the operation of its business.

Section 5.8. Environmental Law Compliance. The conduct of the Company's business operations do not and will not violate any federal laws, rules or ordinances for environmental protection, regulations of the Environmental Protection Agency and any applicable local or state law, rule, regulation or rule of common law and any judicial interpretation thereof relating primarily to the environment or hazardous materials and the Company will not use or permit any other party to use any hazardous materials at any of the Company's places of business or at any other property owned by the Company except such materials as are incidental to the Company's normal course of business, maintenance and repairs and which are handled in compliance with all applicable environmental laws. On or after the occurrence of (i) the Issuer obtaining a Lien on additional assets of the Company, or (ii) a default under any of the Loan Documents, the Company agrees to permit the Issuer, its agents, contractors and employees to enter and inspect any of the Company's places of business or any other property of the Company at any reasonable times upon three (3) days prior notice for the purposes of conducting an environmental investigation and audit (including taking physical samples) to insure that the Company is complying with this covenant and the Company shall reimburse the Issuer on demand for the costs of any such environmental investigation and audit. The Company shall provide the Issuer, its agents, contractors, employees and representatives with access to and copies of any and all data and documents relating to or dealing with any hazardous materials used, generated, manufactured, stored or disposed of by Company's business operations within five (5) days of the request therefore.

Section 5.9. [Reserved].

Section 5.10. [Reserved].

Section 5.11. Maintenance of Books and Records; Inspection. The Company shall maintain its books, accounts and records in accordance with the generally accepted accounting principles and permit the Issuer, the Purchaser or the Trustee, their officers and employees and any professionals designated by the Issuer, the Purchaser or the Trustee in writing, at any time during regular business hours, to visit and inspect any of its properties (including but not limited to the collateral security described in the Loan Documents), limited partnership books and financial records, and to discuss its accounts, affairs and finances with any employee, officer, director, or equityholder of the Company. Unless written notice of another location is given to the Issuer, the Purchaser or the Trustee, the Company's books and records will be located at Company's chief executive office set forth hereinbelow.

Section 5.12. Affirmative Covenants. Until full payment and performance of all obligations of the Company under the Loan Documents, the Company agrees to comply with the following covenants, unless the Purchaser consents otherwise in writing (and without limiting any requirement of any other Loan Document):

(a)   **[Reserved];**

(b)   **[Reserved];**

(c)   The Company shall pay promptly to Purchaser upon demand, reasonable attorney's fees (including but not limited to the reasonable estimate of the allocated costs and expenses of in-house legal counsel and legal staff) and all costs and other expenses paid or incurred by Purchaser in collecting, modifying or compromising this Agreement or in enforcing or exercising its rights or remedies created by, connected with or provided for in this Agreement or any of the Loan Documents, whether or not an arbitration, judicial action or other proceeding is commenced. If such proceeding is commenced, only the prevailing party shall be entitled to attorneys' fees and court costs;

(d)   The Company shall promptly, upon demand by Purchaser, take such further action and execute all such additional documents and instruments in connection with this Agreement as Purchaser in its reasonable discretion deems necessary, and promptly supply Purchaser with such other information concerning its affairs as Purchaser may request from time to time; and

(e)   The Company shall pay or reimburse Purchaser for all costs, expenses and fees incurred by Purchaser in preparing and documenting this Agreement and the Loan Documents, and all amendments and modifications thereof, including but not limited to all filing and recording fees, costs of appraisals, insurance and attorneys' fees.

Section 5.13. [Reserved].

Section 5.14. County and City Approval of Ad Valorem Tax Exemptions. The Company hereby agrees that the Project shall not be exempt from ad valorem taxation unless and until the Company seeks to and obtains the approval of the appropriate local taxing authorities (county and city governing bodies), to grant ad valorem tax exemptions for each such Project.


ARTICLE VI.
ASSIGNMENT, LEASE AND SALE OF PROJECT


Section 6.1. Disposal of Project and Assets by Company. The Company will not sell, lease or otherwise dispose of or encumber its interest in the Project, except for transactions permitted pursuant to Section 5.2 hereof and this Section 6.1, without the prior written consent of the Issuer and the Purchaser, and with written notice to the Trustee. Upon prior written consent of the Issuer and the Purchaser, this Agreement may be assigned in whole or in part, and the interest of the Company in the Project may be sold or leased as a whole or in part by the Company, provided, however, that such assignee, vendee or lessee shall, in writing, specifically assume the obligations and affirm in its own capacity the representations, warranties and covenants made by the Company in this Agreement, subject, however, to the following conditions:

(a)   No sale, assignment or leasing of the Project (other than pursuant to Section 5.2 hereof), shall relieve the Company from liability for any of its obligations hereunder, and in the event of any such sale, assignment or leasing the Company shall continue to remain primarily liable for the payments specified in Section 4.2 and Section 4.3 hereof and for performance and observance of the other agreements on its part herein provided, unless otherwise approved by the Issuer and the Purchaser, in writing, in which case such vendee, assignee or lessee shall assume the obligations of the Company hereunder and shall become liable for the payments specified in Section 4.2 and Section 4.3 hereof and for performance and observance of the other agreements of the Company herein provided as to which the Company shall no longer be liable.

(b)   The Company shall, no later than ten (10) days prior to the effective date thereof, furnish or cause to be furnished to the Issuer, the Purchaser and the Trustee a copy of each such proposed sale agreement, assignment and lease, as the case may be.

(c)   The Company shall, ten (10) days after the delivery thereof, furnish or cause to be furnished to the Issuer, the Purchaser and the Trustee, a true and complete copy of each such sale agreement, assignment and lease, as the case may be, and before the execution thereof furnish the form thereof to the Issuer.

(d)   There shall be delivered to the Issuer, the Purchaser and the Trustee a Bond Counsel's Opinion, addressed to the Issuer and the Trustee, to the effect that such sale, assignment or leasing is not prohibited by the Act.

ARTICLE VII.
EVENTS OF DEFAULT AND REMEDIES

Section 7.1. Default. Any of the following events shall constitute a "default" or "event of default" under this Agreement:

(a)   the failure to pay any obligation, liability or indebtedness of the Company (i) to the Purchaser, or (ii) to the Issuer or the Trustee under any of the Loan Documents, as and when due (whether upon demand, at maturity or by acceleration) and such failure to pay is not cured within five (5) days thereof; or

(b)   the failure to pay or perform any other obligation, liability or indebtedness of the Company to the Purchaser under the Loan Documents, and such failure to pay a monetary obligation is not cured within ten (10) days thereof, or the failure to perform any other obligation is not cured within thirty (30) days following written notice to the Company by the Purchaser;

(c)   any default by the Company under any Loan Documents, subject to any cure period applicable

(d)   the filing or commencement of a proceeding by the Company for dissolution or liquidation, or the Company's voluntary termination or dissolution;

(e)   insolvency of, business failure of, the appointment of a custodian, trustee, liquidator or receiver of or for any of the property of, and any assignment for the benefit of creditors by, or the filing of a petition under bankruptcy, insolvency, debtor's relief law or for any adjustment of indebtedness, composition or extension by the company; or

(f)   the commencement of an involuntary case or other proceeding against the Company under the federal bankruptcy laws, or any other federal or state bankruptcy, insolvency or other similar law in the United States or seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestration (or similar official) of the Company, or seeking the winding-up or liquidation of its affairs and the continuation of any such case or other proceeding undismissed and unstayed for a period of ninety (90) consecutive days, or an order, judgment or decree shall be entered in any proceeding by any court of competent jurisdiction appointing, without the consent of the Company, a receiver, trustees or liquidator of the Company and any such order, judgment or decree or appointment shall be final or shall remain in force undismissed, unstayed or unvacated for a period of ninety (90) days after entry thereof; or

(g)   any representation or warranty made by the Company in any Loan Documents or otherwise to the Purchaser was untrue or materially misleading when made.

Section 7.2. Remedies Upon Default. Whenever any Event of Default referred to in Section 7.1 hereof shall have occurred and be continuing, any one or more of the following remedial steps may be taken; provided that written notice of the default has been given to the Company by the Issuer, the Purchaser or the Trustee and the default has not theretofore been cured; and provided further that no remedial steps shall be taken by the Issuer the effect of which would be to entitle the Issuer to provide funds necessary for the payment of principal and interest on Bonds which have not yet matured unless such principal and interest shall have been declared due and payable in accordance with the Indenture and such declaration shall not have been rescinded.

In the event of any default under this Agreement, the Issuer may and upon written request of the Purchaser shall:

(a)   declare all amounts due under any of the Loan Documents, at the option of the Purchaser, immediately due and payable, and/or

(b)   exercise all other rights, powers and remedies available under each of the Loan Documents and well as all rights and remedies available at law or in equity.

Section 7.3. No Remedy Exclusive. The failure at any time of the Issuer, Trustee or Purchaser to exercise any of its options or any other rights hereunder shall not constitute a waiver thereof, nor shall it be a bar to the exercise of any of its options or rights at a later date. All rights and remedies of the Issuer shall be cumulative and may be pursued singly, successively or together, at the option of the Issuer. The acceptance by the Issuer of any partial payment shall not constitute a waiver of any default or of any of Issuer's rights under this Note. No waiver of any of its rights hereunder and no modification or amendment of this Agreement or the Note shall be deemed to be made by the Issuer unless the same is in writing, duly signed on behalf of the Purchaser; and each such waiver shall apply only with respect to the specific instance involved, and shall in no way impair the rights of the Purchaser or the obligations of the Company to the Purchaser or the Issuer in any other respect at any such time.

Section 7.4. Payment of Fees and Expenses. If the Company shall default under any of the provisions of this Agreement and the Issuer or the Trustee shall employ attorneys or incur other expenses for the collection of the Loan payments or for the enforcement of performance or observance of any obligation or

agreement on the part of the Company contained in this Agreement, the Company will on demand therefor pay the reasonable fees and expenses of the Issuer, the Purchaser or the Trustee and their attorneys as they are incurred including all reasonable fees of counsel including those incurred for negotiation, trial, appeals of ruling of any lower tribunals, administrative hearings, bankruptcy and creditors' reorganization proceedings.

Section 7.5. Effect of Waiver. The Trustee, after having first received the prior written approval of the Purchaser, may waive any Event of Default under this Agreement. In the event any agreement contained in this Agreement shall be breached and such breach shall thereafter be waived, such waiver shall be limited to the particular breach so waived and shall not be deemed to waive any other breach hereunder.


ARTICLE VIII.
PREPAYMENT OF LOAN


Section 8.1. Obligations to Accelerate Loan Payments. In the event the Company makes provision for payment of all loan payments and any other amounts payable pursuant to the Loan Documents in accordance with Article VIII of the Indenture, following written notification thereof to the Issuer, the Purchaser and the Trustee, the total amount due, under this Agreement and the Note, will be a sum, payable in cash and/or Government Obligations, sufficient, together with interest earned on such Government Obligations and other funds held by the Trustee and available for such purpose, (a) to redeem at the earliest redemption date or dates provided in the Indenture all Bonds then outstanding under the Indenture at a Redemption Price equal to the principal amount thereof, (b) to pay in accordance with the Indenture the interest which will become due on all such Bonds to the date fixed for redemption, (c) to pay all Administration Expenses accrued and to accrue through the date fixed for redemption and (d) pay any other fees owed to the Purchaser and the Trustee. Furthermore, loan payments and amounts due under the Note shall be accelerated prior to the maturity of the Bonds (or prior to making provision for payment thereof in accordance with the Indenture) if the Bonds shall be subject to redemption pursuant to Sections 2.3 or 2.4, as the case may be, of the Indenture. In such case, the total amount due shall be the sums required pursuant to Sections 2.3 or 2.4, as the case may be, of the Indenture, on the dates required by Sections 2.3 or 2.4, as the case may be, of the Indenture and any amounts owed pursuant to (c) and (d) above.


ARTICLE IX.
MISCELLANEOUS


Section 9.1. Notices. All notices, certificates, requests or other communications hereunder shall be sufficiently given and shall be deemed given when received by overnight delivery; or when personally delivered, addressed as follows:

> **If to the Issuer**:   Mississippi Business Finance Corporation
> Attention: William T. Barry
> 735 Riverside Drive, Suite 300
> Jackson, MS 39201
>
> **If to the Trustee**:   Hancock Bank
> Attention: Susan Tsimortos
> 1855 Lakeland Drive, Suite Q-230
> Jackson, MS 39216
> Telephone Number: 601-981-7452
> Facsimile Number: 601-368-9457

If to the Company:	Gulf South Pipeline Company, LP
	Attention: Mr. James Jones
	9 Greenway Plaza, Suite 2800
	Houston, TX 77046
	Phone 713-479-8294
	E-Mail: James.Jones@bwpmlp.com
If to the Purchaser:	Boardwalk Pipelines, LP
	Attention: Mr. James Jones
	9 Greenway Plaza, Suite 2800
	Houston, TX 77046
	Phone 713-479-8294
	E-Mail: James.Jones@bwpmlp.com

A duplicate copy of each notice, certificate, request or other communication given hereunder to the Issuer, the Company, the Trustee or the Purchaser shall also be given to the others. The Company, the Issuer, the Trustee or the Purchaser may, by notice given under Section 9.1, designate any further or different addresses to which subsequent notices, certificates, requests or other communications shall be sent.

Section 9.2. Parties Interested. This Agreement shall inure to the benefit of the Issuer and the Company and shall be binding upon the Issuer, the Company and their respective successors and assigns, subject to the limitation that any obligation or liability of the Issuer created by or arising out of this Agreement shall not be a general debt of the Issuer or the State, but shall be payable by the Issuer solely out of the proceeds derived from this Agreement (including proceeds under the Note) or from the security interests granted herein.

No covenant, stipulation, obligation or agreement contained in this Agreement shall be deemed or construed to be a covenant, stipulation, obligation or agreement of any present or future member, agent, employee or official of the Issuer in his individual capacity, and no present or future member, agent, employee or official of the Issuer shall be liable personally, for any breach or non-observance or failure to comply with the above mentioned covenants, stipulations, obligations, or on the Bonds or be subject to any personal liability or accountability by reason of the issuance thereof or by reason of the said covenants, stipulations, obligations or agreements, above mentioned. No present or future member, agent, employee or official of the Issuer shall incur any personal liability in acting or proceeding or in not acting or proceeding, in good faith, reasonably, under the provisions of this Agreement. If in or by or as a result of the execution of this Agreement or any other document in connection with this transaction or any other related transaction, the Issuer or any member, agent, employee or official thereof shall become obligated in excess of or contrary to the provisions of the statutory authority granted by the Act, then such excess or contrary obligation shall not be binding on or enforceable against the Issuer or any present or future member, agent, employee or official thereof.

Section 9.3. Amendment to Agreement. The Issuer shall not amend nor consent to any amendment to the Indenture or this Agreement or waive any provision of this Agreement except as specified in Article XIII of the Indenture, which Article XIII is incorporated herein by this reference as if it were fully set forth herein. The Company hereby agrees to be bound by the provisions of Article XIII of the Indenture.

Section 9.4. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original; but such Counterparts shall together constitute but one and the same Agreement.

Section 9.5. Severability of Invalid Provisions. If any clause, provision or section of this Agreement be held illegal or invalid by any court, the invalidity of such clause, provision or section shall not affect any of the remaining clauses, provisions or sections hereof, and this Agreement shall be construed and

enforced as if such illegal or invalid clause, provision or section had not been contained herein, unless the deletion of illegal or invalid clauses would result in a material change in the obligations of the parties.

Section 9.6. Governing Law. This Agreement shall be governed as to validity, construction and performance by the laws of the State.

Section 9.7. No Oral Agreement. This Agreement and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no oral agreements between the parties with respect to the subject matter of the Loan Documents.

Section 9.8. Term of Agreement. This Agreement shall remain in full force and effect from the date hereof to, including and until midnight (Central time) of the Final Maturity Date, or until such time as all of the Bonds and the reasonable fees and expenses of the Issuer and the Trustee and all obligations of the Company have been fulfilled in accordance with the terms hereof, whichever is earlier; provided, however, that this Agreement may be terminated prior to such date pursuant to Article VIII of this Agreement.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written on the cover page hereof.


MISSISSIPPI BUSINESS FINANCE CORPORATION

_____

William T. Barry, Executive Director


ATTEST:

_____

Cindy Carter, Secretary


GULF SOUTH PIPELINE COMPANY, LP
By: GS Pipeline Company, LLC
Its: General Partner

_____

Jamie Buskill, Senior Vice President, Chief Financial Officer and Treasurer


EXHIBIT A
TO
LOAN AGREEMENT DATED AS OF DECEMBER 1, 2008
BY AND BETWEEN
MISSISSIPPI BUSINESS FINANCE CORPORATION
AND
GULF SOUTH PIPELINE COMPANY, LP

BUILDING DESCRIPTIONS
AND IMPROVEMENTS

The Project shall consist of the construction of a natural gas pipeline through Warren, Hinds, Copiah, Simpson, Clarke, Jasper and Smith Counties in Mississippi, the construction of compressor stations, and other commercial developments permitted under the Act, the guidelines, rules and regulations of the Issuer related thereto.

EXHIBIT B

PROJECT SITE

EXHIBIT C
TO
LOAN AGREEMENT DATED AS OF DECEMBER 1, 2008
BY AND BETWEEN
MISSISSIPPI BUSINESS FINANCE CORPORATION
AND
GULF SOUTH PIPELINE COMPANY, LP

PROMISSORY NOTE

Date: December 5, 2008 $175,000,000 Maximum Principal Amount

FOR VALUE RECEIVED, Gulf South Pipeline Company, LP, a limited partnership organized and existing under and pursuant to the laws of the State of Delaware and in good standing in and qualified to do business in the State of Mississippi (the "Company"), hereby promises to pay to the order of Mississippi Business Finance Corporation (the "Issuer") or its assigns, the maximum principal amount of $175,000,000 together with interest on the unpaid principal balance thereof at the rates set forth in the hereinafter defined Loan Agreement and Indenture until fully and finally paid, and all other amounts payable by the Company under the Loan Agreement (as hereinafter defined). This Note shall bear interest at the prevailing rate of interest on the Bonds (as hereinafter defined) except as otherwise provided hereunder. The final maturity date of the Note shall be the final maturity date of the Bonds (as hereinafter defined) which is December 1, 2018.

This Note has been executed under and pursuant to a Loan Agreement dated as of December 1, 2008 between the Issuer and the Company (the "Loan Agreement") and will be issued and secured by a Loan Agreement which is incorporated herein in its entirety by reference. This Note is issued to evidence the obligation of the Company under the Loan Agreement to repay the loan made by the Issuer from the proceeds of the Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds (Gulf South Pipeline Company, LP Project) (the " Bonds"), to be issued under the Trust Indenture dated as of December 1, 2008 (the "Indenture") between the Issuer and Hancock Bank, as Trustee (the "Trustee"), together with interest thereon at the interest rates as set forth in the Loan Agreement, the Indenture and the Bonds, and all other payments of any kind required to be paid by the Company under the Loan Agreement. The Loan Agreement includes provisions for prepayment and acceleration of this Note. In the event that the terms of this Note conflict with the terms of the Loan Agreement, the Indenture and the Bonds, the terms of the Loan Agreement, the Indenture and the Bonds shall control. The proceeds of the Loan will be advanced from time to time by the Purchaser (as defined in the Loan Agreement) of the Bonds and the Trustee and the Purchaser have each agreed to make a suitable notation on the Grids attached to the Note and the Bonds, of the date and amount of each such advance, all as provided in the Bond Purchase Agreement (as defined in the Loan Agreement) and the Indenture. Each advance on the Note shall constitute an equal and corresponding advance on the Bonds.

As provided in the Loan Agreement and subject to the provisions thereof, payments hereon are to be made at the principal office of the Trustee as shown in the Loan Agreement in an amount which together with other monies available therefor pursuant to the Loan Agreement, will equal the amount payable as principal of, premium, if any, and interest on the Bonds Outstanding (as defined in the Loan Agreement) on such due date. Each payment of principal and interest on this Note shall constitute an equal and corresponding payment under the Loan Agreement, the Indenture and the Bonds as applied in accordance with the Indenture.

The Company shall make principal payments on this Note in the amounts on the dates and at the rates of interest, unless paid prior thereto through redemption, all as set forth in the Loan Agreement (by reference to the Indenture) and in addition shall make such other payments as are required pursuant to the Loan Agreement. Upon the occurrence of an Event of Default, as defined in the Loan Agreement, the principal of, premium, if any, and interest on this Note may be declared immediately due and payable as provided in the Loan Agreement. Upon any such declaration the Company shall pay all costs, disbursements, expenses and

reasonable counsel fees of the Issuer and the Trustee in seeking to enforce their rights under the Loan Agreement and this Note.

The Company (a) waives diligence, demand, presentment for payment, notice of nonpayment, protest and notice of protest, notice of any renewals or extension of this Note, and (b) agrees that the time for payment of this Note may be extended at the sole discretion of the Issuer without impairing the Company's liability hereon. Any delay on the part of the Issuer in exercising any right hereunder shall not operate as a waiver of any such right, and any waiver granted with respect to one default shall not operate as a waiver in the event of any subsequent or continuing default.

This Note shall be governed and construed in accordance with the laws of the State of Mississippi.

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed in its name as of the day and year first above written.

> **GULF SOUTH PIPELINE COMPANY, LP**
> **By: GS Pipeline Company, LLC**
> **Its: General Partner**
>
>
> By:_____
> _____, _____

ATTEST:

By:_____
   _____

ASSIGNMENT OF PROMISSORY NOTE

      FOR VALUE RECEIVED, the Mississippi Business Finance Corporation hereby assigns and transfers, without recourse, to Hancock Bank, as Trustee, the Promissory Note executed by Gulf South Pipeline Company, LP, in favor of Mississippi Business Finance Corporation in the maximum principal amount of $175,000,000 on this the 5th day of December, 2008.


MISSISSIPPI BUSINESS FINANCE CORPORATION

By: _____
        William T. Barry, Executive Director


ATTEST:

_____
Cindy Carter, Secretary

EXHIBIT D
TO
LOAN AGREEMENT DATED AS OF DECEMBER 1, 2008
BY AND BETWEEN
MISSISSIPPI BUSINESS FINANCE CORPORATION
AND
GULF SOUTH PIPELINE COMPANY, LP

BOND ADVANCE AND PAYMENT GRID

SCHEDULE OF PRINCIPAL ADVANCES AND
REPAYMENTS OF PRINCIPAL AND INTEREST
SERIES 2008

Date	Amount of Principal Advanced	Amount of Principal Repaid	Amount of Interest Paid	Unpaid Principal Balance	Notation Made By
_____	_____	_____	_____	_____	
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(Continued on Next Page)

Date	Amount of Principal Advanced	Amount of Principal Repaid	Amount of Interest Paid	Unpaid Principal Balance	Notation Made By
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_____	_____	_____	_____	_____	


EXHIBIT D
TO
LOAN AGREEMENT DATED AS OF DECEMBER 1, 2008
BY AND BETWEEN
MISSISSIPPI BUSINESS FINANCE CORPORATION
AND
GULF SOUTH PIPELINE COMPANY, LP

FORM OF REQUISITION CERTIFICATE


TO: HANCOCK BANK, AS TRUSTEE

FROM: GULF SOUTH PIPELINE COMPANY, LP (THE "COMPANY")

SUBJECT: LOAN AGREEMENT, DATED THE FIRST DAY OF DECEMBER, 2008 (THE "LOAN AGREEMENT")

This represents Requisition Certificate No. _____ in the total amount of $_____ for payment of those costs of the Project detailed in the schedule attached.

The undersigned does certify that:

1.   All of the expenditures for which moneys are requested hereby represent proper Costs of the Project, is a proper charge against the Project Fund, have not been included in a previous Requisition Certificate and have been properly recorded on the Company's books.

2.   The moneys requested hereby are not greater than those necessary to meet obligations due and payable or to reimburse the Company for funds actually advanced for costs of the Project. The moneys requested do not include retention or other moneys not yet due or earned under construction contracts.

3.   The Company is not in default under Section 7.1 of the Loan Agreement and nothing has occurred to the knowledge of the Company that would prevent the performance of its obligations under the Loan Agreement.

4.   Delivered herewith to the Purchaser are all of the documents required by Section 3.4 of the Loan Agreement.

5.   Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Loan Agreement.


E-3


Executed this ____ day of _____, _____.


GULF SOUTH PIPELINE COMPANY,LP

By:_____
    Authorized Officer


Approved on ____ day of _____, _____.

BOARDWALK PIPELINES, LP

By:_____
    Authorized Officer


SCHEDULE A TO REQUISITION CERTIFICATE NO _____


PAYEE AND ADDRESS	AMOUNT

TOTAL

Exhibit 10.1
Execution Copy

NOT TO EXCEED $175,000,000
MISSISSIPPI BUSINESS FINANCE CORPORATION
TAXABLE INDUSTRIAL DEVELOPMENT REVENUE BONDS, SERIES 2008

(GULF SOUTH PIPELINE COMPANY, LP PROJECT)

BOND PURCHASE AGREEMENT

Among

BOARDWALK PIPELINES, LP

MISSISSIPPI BUSINESS FINANCE CORPORATION

And

GULF SOUTH PIPELINE COMPANY, LP

Dated as of December 1, 2008

TABLE OF CONTENTS

EXHIBIT A: Notice of Borrowing

Dated as of December 1, 2008

Mississippi Business Finance Corporation
Jackson, Mississippi

Gulf South Pipeline Company, LP
Houston, Texas

Ladies and Gentlemen:

Boardwalk Pipelines, LP, a Delaware limited partnership (the "Purchaser"), offers to enter into this Bond Purchase Agreement (this "Agreement") with the Mississippi Business Finance Corporation, a public corporation organized and existing under the laws of the State of Mississippi (the "State") (the "Issuer") and Gulf South Pipeline Company, LP, a limited partnership organized, validly existing under the laws of the State of Delaware, and in good standing under the laws of the State of Mississippi (the "Company"), which, upon your acceptance will be binding upon the Issuer, the Company and the Purchaser.

1.   BACKGROUND

(a)   The Issuer will issue and sell its Taxable Industrial Development Revenue Bonds, (Gulf South Pipeline Company, LP Project) (the "Bonds") in the maximum aggregate principal amount of $175,000,000 to provide for the permanent financing for a portion of the cost of the Project (as defined in the Loan Agreement, as hereinafter defined) to be located in the State and to be owned by the Company, and to pay the necessary expenses incidental to the issuance of the Bonds. The Bonds may be designated upon written notice by the Company in an aggregate amount not exceeding $175,000,000, so as to fund the Project. The principal proceeds of the Bonds will be advanced from time to time as described in the Indenture (as hereinafter defined). The Issuer and the Company will enter into a Loan Agreement (the "Loan Agreement") dated as of December 1, 2008, providing, among other things, for payments at times and in amounts sufficient to pay when due the principal of, premium, if any, and interest on the Bonds.

(b)   The Bonds will be Issued pursuant to Title 57, Chapter 10, Article 7 of the Mississippi Code of 1972, as amended and supplemented (the "Act"), resolutions of the Issuer dated June 14, 2006, April 11, 2007 and July 9, 2008 (collectively the "Resolution"), and a trust indenture (the "Indenture") dated as of December 1, 2008, between the Issuer and Hancock Bank, as Trustee, (the "Trustee"). The Bonds are limited obligations of the Issuer, payable solely from payments to be made by the Company pursuant to the Loan Agreement and payments to be made by the Company

pursuant to a promissory note to the Issuer (the "Note"). Payment of the Bonds is secured by the lien of the Indenture on the trust estate created thereunder which consists generally of money deposited in the funds and accounts established under the Indenture and income from the investment of such money as required by the Indenture, the Loan Agreement and the Note.

(c)   The Bonds will contain the terms and provisions as described in the Indenture and will bear interest at the rates described in the Indenture.

(d)   The terms and provisions of the Bonds have been approved by the Company which enters into this Agreement in order to induce the Purchaser to purchase the Bonds and advances thereupon at the price set forth in the Indenture.

(e)   No preliminary official statement, final official statement or other disclosure document will be distributed in connection with the Issuance and sale of the Bonds.

(f)   It is intended that interest on the Bonds will not be tax-exempt interest for purposes of Section 103 of the Internal Revenue Code.

(g)   The Purchaser is purchasing the Bonds for its own account and will, on the Closing Date (as hereinafter defined), execute a document satisfactory to the Issuer agreeing not to sell or otherwise transfer or dispose of the Bonds without complying with applicable disclosure and registration requirements of federal and state securities laws. The Purchaser will cause the Company to execute a certificate agreeing to the restrictions imposed by the securities laws and providing the necessary affirmations requested by the Issuer.

(h)   This Agreement, together with the Loan Agreement, the Note, the Indenture and the Bond shall hereinafter sometimes be referred to as the Loan Documents.

2.   **JOINT REPRESENTATION OF THE ISSUER AND THE COMPANY**. The Issuer and the Company represent that the Company is an "eligible business" within the meaning of the Act.

3.   **REPRESENTATIONS OF THE ISSUER**. The Issuer makes the following representations, all of which will survive the purchase and offering of the Bonds.

(a)   The Issuer is a public corporation organized and existing under the laws of the State.

(b)   The Issuer is authorized by the provisions of the Act to issue the Bonds, to loan the proceeds of the Bonds to the Company pursuant to the Loan Agreement to be used for the permanent financing of the Project, to pledge and assign the Loan Agreement and the Note, and the payments to be received by the Issuer pursuant thereto and the funds established pursuant to the Indenture and investment earnings and amounts therein as security for the payment of the principal of, premium, if any, and interest on the Bonds and to assign its interest in the Loan Agreement and the Note to the Trustee, all pursuant to the Indenture.

(c)   The Issuer has complied with all provisions of the Constitution and the laws of the State pertaining to the issuance and sale of the Bonds, including the Act, and has full power and authority to authorize and thereafter consummate all transactions contemplated by the Loan Documents and any and all other agreements relating thereto.

(d)   The Issuer has duly adopted the Resolution and has duly authorized the execution and delivery of the Loan Documents and the issuance and sale of the Bonds, and taken all actions and obtained all approvals necessary and appropriate to carry out the same.

(e)   The Issuer has duly authorized all necessary actions to be taken by the Issuer (i) for the issuance and sale of the Bonds upon the terms set forth herein and in the Indenture, (ii) for the execution, delivery, receipt and due performance of the Loan Documents, any and all other agreements and documents as may be required to be executed, delivered and received by the Issuer in order to carry out, give effect to and consummate the transactions contemplated hereby and by the issuance and sale of the Bonds, and (iii) for the carrying out, giving effect to, and consummation of the transactions contemplated hereby, by the Indenture and by the issuance and sale of the Bonds. Executed counterparts of the Loan Documents will be delivered to the Purchaser by the Issuer on the Closing Date (as hereinafter defined).

(f)   To the best of the Issuer's knowledge, there is no action, suit, proceeding, inquiry, investigation at law or in equity or before or by any court, public board or body pending or threatened against or affecting the Issuer (or any basis therefor) wherein an unfavorable decision, ruling or finding would adversely affect the transactions contemplated hereby or the issuance and sale of the Bonds or the validity of the Bonds, the Loan Documents or any agreement or instrument to which the Issuer is or is expected to be a party and which is used or contemplated for use in the consummation of the transactions contemplated hereby.

(g)   Neither the execution and delivery by the Issuer of the Loan Documents and other agreements contemplated hereby nor the Issuance and sale of the Bonds and compliance with the provisions thereof will conflict with or constitute, on the part of the Issuer, a breach of or a default under any existing law, court or administrative regulation, decree or order or any agreement, indenture, mortgage, lease or other instrument to which the Issuer is subject or by which the Issuer is or may be bound.

(h)   Any certificate signed by any of the Issuer's authorized officers and delivered to the Purchaser shall be deemed a representation and warranty by the Issuer to the Purchaser as to the statements made therein.

(i)   When an advance in respect of the Bonds is paid for by the Purchaser at the direction of the Company in accordance with the terms of this Agreement, the Bonds, including each such advance, will have been duly authorized, executed and issued and will constitute legal, valid and binding limited obligations of the Issuer enforceable in accordance with their terms and entitled to the benefits of the Indenture.

4.   **REPRESENTATIONS OF THE COMPANY**. The Company makes the following representations, all of which will survive the purchase and offering of the Bonds:

(a)   The Company is a limited partnership duly formed and validly existing under the laws of the State of Delaware, is in good standing in and is duly authorized to conduct business in the State of Mississippi.

(b)   The Company has full limited partnership power and authority to authorize and thereafter consummate all transactions contemplated by this Agreement, the Loan Documents and any and all other agreements relating thereto.

(c)   The Company's general partner has duly authorized all necessary actions to be taken by the Company (i) for the execution, delivery, receipt and due performance of the Loan Documents, (ii) for the consummation of the transactions contemplated by the sale of the Bonds, the Loan Documents, and (iii) for the Loan Documents to constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, as each may apply to the Company except to the extent that the enforceability thereof may be limited (A) by bankruptcy, reorganization or similar laws limiting the enforceability of creditors' rights generally or (B) by the availability of any discretionary equitable remedies.

(d)   The execution and delivery by the Company of the Loan Documents and the other documents contemplated hereby and by the issuance and sale of the Bonds and compliance with the provisions thereof will not conflict with or constitute on the Company's part a breach of or default under any existing law, court or administrative regulation, decree or order or any agreement, indenture, mortgage, lease or other instrument to which the Company is subject or by which the Company is or may he bound.

(e)   Any certificate signed by any of the Company's general partner's authorized officers and delivered to the Purchaser shall be deemed a representation and warranty by the Company to the Purchaser as to the statements made therein.

(f)   The Company has obtained or will obtain as and when required by applicable law all approvals required in connection with the execution and delivery of and performance by the Company of its obligations under the Loan Documents.

(g)   To the Company's knowledge, there is no action, suit, proceeding, inquiry or investigation at law or in equity pending before or by any court, public board or body to which the Company is a party that would materially adversely affect the transactions contemplated by, or the validity or enforceability of the Loan Documents, or wherein an unfavorable decision, ruling or finding would adversely affect the transactions contemplated hereby or the issuance and sale of the Bonds or the validity of the Bonds, the Loan Documents or any agreement or instrument to which the Company is or is expected to be a party and which is used or contemplated for use in the consummation of the transactions contemplated hereby.

(h)   The Company will have obtained all licenses, permits, franchises or other governmental authorizations necessary for the acquisition, construction, installation, equipping and permanent financing, from time to time, of any subproject included under the definition of Project under the Indenture and the use of any subproject included under the definition of Project.

5. COVENANTS OF THE COMPANY. The Company covenants and agrees to the following covenants, all of which will survive the purchase and offering of the Bonds and any investigations made by or on behalf of the Purchaser:

(a)   The Company agrees to indemnify and hold harmless the Issuer, its counsel, Bond Counsel, the Purchaser, the Trustee, any officer, agent or employee of the Issuer and each person, if any, who controls any of the foregoing within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (collectively referred to herein as the "Indemnified Parties"), against any and all losses, claims, damages, liabilities or expenses whatsoever arising out of or resulting from or in any way related to the issuance and sale of the Bonds, any breach by the Company of any of, or the inaccuracy of any of, its representations, warranties and covenants set forth in this Agreement and the permanent financing of the Project and the acquisition, installation, equipping and the use of the Project; provided, however, that the Company shall not indemnify and hold harmless any Indemnified Party from damages that result from gross negligence or intentional misconduct on the part of the Indemnified Party seeking such indemnity.

In case any action shall be brought against one or more of the Indemnified Parties based upon the information described in the preceding paragraph and in respect of which indemnity may be sought against the Company, the Indemnified Parties shall promptly notify the Company in writing and the Company shall promptly assume the defense thereof, including the employment of counsel reasonably acceptable to the Indemnified Parties, the payment of all expenses, and the right to negotiate and consent to settlement. Any one or more of the Indemnified Parties has the right, at its own expense, to employ separate counsel in any such action and to participate in the defense thereof. The Company shall not be liable for any settlement of any such action effected without its consent, but if settled with the consent of the Company, or if there be a final judgment for the plaintiff in any such action with or without its consent, the Company agrees to indemnify and hold harmless the Indemnified Parties from and against any loss or liability by reason of such settlement or judgment.

(b)   The Company will not take or omit to take, as may be applicable, any action which would, in any way, cause the proceeds of the Bonds to be applied in a manner contrary to the requirements of the Indenture and the Loan Agreement.

(c)   Whether or not the sale of the Bonds by the Issuer to the Purchaser is consummated, the Company agrees that the Purchaser shall have no obligation to pay any costs or expenses incident to the performance of the obligations of the Issuer or the Purchaser under this Agreement. All costs and expenses to effect the preparation, issuance, sale and delivery of the Bonds and the Loan Documents and the fees and expenses of the Issuer, its Agents, and of Bond Counsel, and of the Purchaser and its Counsel, shall be paid by the Company.

(d)   Company will use the proceeds of the Loan for the acquisition, construction, installation, and expansion of facilities on the Project Site, including the equipping of the Project, including any reimbursement of prior expenditures on the Project.

(e)   Company will not make any amendment or change of its certificate of limited partnership or agreement of limited partnership that will constitute a material adverse affect on this Agreement, the Loan Agreement, or any other Loan Documents.

6.   PURCHASE, SALE AND DELIVERY OF THE BONDS

(a)   On the basis of the representations, warranties and covenants contained herein, and in the Loan Documents and other agreements referred to herein, and subject to the terms and conditions herein and therein set forth, on the Closing Date the Purchaser agrees to purchase from the Issuer and the Issuer agrees to sell to the Purchaser the "Mississippi Business Finance Corporation Taxable Industrial Development Revenue Bonds Series 2008 (Gulf South Pipeline Company, LP Project)" in an agreed upon principal amount for a purchase price of one hundred percent (100%) of the principal amount of the Series 2008 Bonds so issued and sold from time to time as provided for hereunder and in the Indenture. The Issuer understands that the Purchaser is purchasing the Bonds for its own account and will provide an investment letter or certificate to that effect. The Purchaser will not sell the bonds to any other prospective bond purchaser without obtaining the prior written consent of the Issuer.

(b)   The Issuer will deliver the Series 2008 Bonds to or for the account of the Purchaser against payment of the purchase price therefor on the Closing Date and thereafter (in the case of multiple advances) on a date or dates acceptable to the Issuer, the Purchaser and the Company in the principal amount designated by the Company as herein provided. The Bonds will be dated the date of issuance and delivery thereof, will be delivered in the form of one (1) fully registered Bond so designated by the Company and in denominations so that the aggregate amount does not to exceed $175,000,000 (as hereinafter more fully described), and will be registered in the name of the Purchaser. The Bonds may be in printed, engraved, typewritten or photocopied form and each such form shall constitute "Definitive Form."

(c)   Purchaser will purchase Bonds in a principal amount equal to the principal amount of the Bonds as provided for under the Indenture, but not in an aggregate amount which will exceed $175,000,000 of Bonds issued under the Indenture. The proceeds of such purchases shall be loaned to the Company by the Issuer to finance the Project, as such term is defined in the Indenture.

(d)   The Bonds shall be dated the date of delivery thereof and the Bonds shall bear an interest rate equal to seven percent (7%) per annum.

(e)   Interest accrued on the Bonds shall be paid on each Interest Payment Date, as defined in the Indenture. The outstanding principal shall be due and payable on the final maturity date of the Bonds. All Bonds shall mature no later than December 1, 2018. Bonds may be prepaid in whole or in part without penalty, upon written notice to the Trustee, the Issuer, and the Purchaser as provided in Section 2.4 of the Indenture.

The sale and purchase of the Bonds will be accomplished in two or more advances as described hereinafter and in Section 2.7 of the Indenture. The parties agree that (i) the aggregate principal amount of Bonds to be sold and purchased hereunder shall not exceed the principal amount specified in Paragraph 6(b) hereof, and (ii) the Bonds will be deemed delivered to the Purchaser by

notice of an advance or advances thereupon as herein provided. Advances shall be made upon the fully registered Bonds that are issued and delivered under the Indenture and shall constitute an advance of moneys by the Issuer, upon payment therefor by the Purchaser. Such advances shall be noted on the Bond by the Purchaser and on the Note by the Trustee, there being required no additional delivery of a new Bond or Bonds in definitive form. It shall be the sole prerogative of the Company to designate the principal amount of each advance to be delivered at any subsequent time and the date, time and place of the delivery of and payment for such advance (hereinafter referred to as a "Closing"). The aforesaid notice of borrowing to be made by the Company after the Closing Date shall be substantially in the form of that which is attached hereto as Exhibit "A" and shall be duly executed on behalf of the Company (the "Notice of Borrowing"). Within five (5) days from which such Notice of Borrowing is submitted, the Purchaser shall fund such request. As is set forth in Section 2.7 of the Indenture, any such Notice of Borrowing which the Trustee receives from the Company shall be treated as an order from the Issuer to authorize the advance under the Bond initially issued and delivered and as irrevocable, unless the Trustee, the Issuer and the Purchaser shall consent in writing to any revocation thereof. No further action shall be required by the Issuer in order to authorize any such advance. Subject to the terms and conditions of the Indenture, the Issuer and the Trustee hereby authorize and direct the Purchaser to note as an advance on the grid provided therefor on the Bond, the amount constituting the advance requested by the Company at any such Closing along with all payments of principal and interest on the Bond; and the Purchaser shall make such notation and pay the purchase price of such Bond pursuant to Section 2.2 of the Indenture. Upon receipt of such payment, the Trustee has agreed in the Indenture to note as an advance on the grid provided therefor on the Note, the amount constituting the advance along with all payments of principal and interest on the Bond.

The outstanding principal amount of the Bonds shall at all times be determined by the records maintained by the Trustee and the Purchaser.

The obligation of the Issuer to cause advances upon the Bonds, and the obligation of the Purchaser to purchase the Bonds under the provisions of this Agreement shall terminate on that date which follows the Completion Date (as defined in the Loan Agreement) of the Project, and after said termination date the Issuer shall have no obligation to cause advances upon the Bonds and the Purchaser shall have no obligation to purchase the Bonds.

All Bonds (including advances thereupon) issued by the Issuer are to be sold to the Purchaser under and pursuant to this Agreement and shall not be sold to any other purchaser or pursuant to any other agreement without an agreement in writing signed by the Issuer, the Trustee, the Purchaser and such other purchaser.

(f)   The Purchaser agrees that it is purchasing the Bonds for its own investment account and not with a view towards any resale or public distribution thereof.

(g)   The Bonds shall bear interest at the rates, mature on the date or dates, be subject to optional and mandatory redemption prior to maturity, and have such other terms as described in the Indenture.

7.   **DOCUMENTS**. On or prior to the Closing Date, the Company and the Purchaser shall have received a copy of each of the following documents duly executed by all parties thereto as certified to the satisfaction of the Purchaser:

       (a)   the Resolution;

       (b)   the Indenture;

       (c)   the Loan Agreement;

       (d)   the Note; and

       (e)   the Assignment of the Note.

The Issuer and the Company shall immediately upon their execution provide the Purchaser with any amendments to the aforementioned documents.

8.   **CONDITIONS TO OBLIGATIONS OF THE PURCHASER**. The obligation of the Purchaser to purchase and pay for the Bonds and the obligation of the Issuer to sell the Bonds to the Purchaser shall be subject to the following conditions precedent:

       (a)   The representations and warranties of the Company herein and the representations and warranties made in each of the Loan Documents by the respective parties thereto shall be true, correct and complete on the date hereof and on the Closing Date, and each such party to the Loan Documents, including the Company, shall deliver a certificate to such effect on the Closing Date. The Issuer and the Company shall have performed all of their obligations hereunder, and the statements made on behalf of the Issuer and the Company hereunder shall be true and correct on the date hereof and on the Closing Date, and the Issuer and the Company shall deliver certificates to such effect on the Closing Date.

       (b)   Each of the Loan Documents, the Resolution and all other official action of the Issuer relating thereto shall be in full force and effect and shall not have been amended, modified or supplemented without the written approval of the Purchaser.

       (c)   The Issuer shall have received the approving opinion of Bond Counsel in form and substance reasonably acceptable to the Purchaser, and the Purchaser shall have received a letter from Bond Counsel dated the Closing Date and addressed to the Purchaser, to the effect that the Purchaser may rely upon such firm's opinion as if it were addressed to the Purchaser.

       (d)   The Purchaser shall have received the opinion of counsel to the Issuer, dated the Closing Date and addressed to the Purchaser in form and substance reasonably acceptable to the Purchaser.

       (e)   No default or event of default (as defined in any of the Loan Documents) shall have occurred and be continuing, and no event shall have occurred and be continuing as of the Closing Date that, with the lapse of time or the giving of notice or both, would constitute such a default or event of default.

(f)   No material adverse change shall have occurred, nor shall any development involving a prospective material and adverse change in, or affecting the affairs, business, financial condition, result of operations, prospects or properties (including any subproject included in the definition of Project) of the Issuer or the Company have occurred, between the date hereof and the Closing Date; and

(g)   On or prior to the Closing Date, all actions required to be taken as of the Closing Date in connection with the Bonds and the Loan Documents by the Issuer and the Company shall have been taken, and the Issuer and the Company shall each have performed and complied with all agreements, covenants and conditions required to be performed or complied with by this Agreement, the Bonds and the Loan Documents, and each party shall deliver a certificate to such effect insofar as the foregoing actions, agreements, covenants and conditions apply to each such party, and each of such agreements shall be in full force and effect and shall not have been amended, modified or supplemented, except as has been agreed to in writing by the Purchaser.

(h)   Each of the Loan Documents shall have been executed and delivered by each of the respective parties thereto, all such documents shall be in forms provided to the Purchaser on the date hereof with only such changes as the Purchaser may approve in writing.

(i)   None of the events referred to in Section 9 of this Agreement shall have occurred.

(j)   The Purchaser shall have received a certificate, dated the Closing Date and signed on behalf of the Issuer, to the effect that:

(i)   the Issuer has not received notice of any pending, nor to the Issuer's knowledge is there any threatened, action, suit, proceeding, inquiry or investigation against the Issuer, at law or in equity, by or before any court, public board or body, nor to the Issuer's knowledge is there any basis therefor, affecting the existence of the Issuer or the titles of its officials to their respective offices, or seeking to prohibit, restrain or enjoin the sale, issuance or delivery of the Bonds or the pledge of revenues or assets of the Issuer pledged or to be pledged to pay the principal of and interest on the Bonds, or in any way materially adversely affecting or questioning (A) the territorial jurisdiction of the Issuer, (B) the use of the proceeds of the Bonds to permanently finance the subprojects included in the definition of Project, (C) the validity or enforceability of the Bonds, any proceedings of the Issuer taken with respect to the Bonds, or any of the Loan Documents to which it is a party, (D) the execution and delivery of this Agreement or the Bonds, or (E) the power of the Issuer to carry out the transactions contemplated by this Agreement, the Bonds, the Indenture or any of the Loan Documents which the Issuer is a party; and

(ii)	the Issuer has complied with all the covenants and satisfied all of the conditions on its part to be performed or satisfied at or prior to the Closing Date, and the representations and warranties of the Issuer contained herein and in each of the Loan Documents to which it is a party are true and correct as of the Closing Date.

(k)	The Purchaser shall have received an opinion of counsel to the Company, dated the Closing Date and addressed to the Purchaser in form and substance reasonably acceptable to the Purchaser.

(l)	The Purchaser shall have received certificates dated the Closing Date from the Company to the effect that the Company has complied with all of the covenants and satisfied all of the conditions to be performed or satisfied by it on or prior to the Closing Date, and the representations and warranties of the Company contained in this Agreement and in each of the Loan Documents to which it is a party are true, correct and complete as of the Closing Date, and it has full legal right, power and authority to enter into and carry out the transactions contemplated by the Loan Documents.

(m)	The Purchaser shall have received a certificate, dated the Closing Date and signed by an authorized officer of the Trustee, to the effect that (i) he or she is an authorized officer of the Trustee, (ii) the Indenture has been duly executed and delivered by the Trustee, (iii) the Trustee has all necessary corporate and trust powers required to carry out the trust created by the Indenture, (iv) to the best of his or her knowledge, the acceptance by the Trustee of the duties and obligations of the Trustee under the Indenture and compliance with the provisions thereof will not conflict with or constitute a breach of or default under any law, administrative regulation, consent decree or any agreement or other instrument to which the Trustee is subject or by which the Trustee is bound, and (v) the Trustee has duly authenticated the Bonds, and the person signing the certificate of authentication on each Bond has been duly authorized to do so.

(n)	Evidence, reasonably satisfactory in form and substance to the Purchaser and Bond Counsel, of a satisfactory and favorable conclusion to a Bond validation proceeding under the laws of the State with respect to the Bonds shall have been received.

(o)	Such additional certificates, opinions and other documents as the Purchaser or Bond Counsel may reasonably request to evidence performance of or compliance with the provisions of this Agreement and the transactions contemplated hereby and by the issuance and sale of the Bonds, all such certificates and other documents to be reasonably satisfactory in form and substance to the Purchaser, shall have been received.

(p)	If any conditions to the obligations of the Purchaser or the Issuer contained in this Agreement are not satisfied and the satisfaction of such conditions shall not be waived by the Purchaser, then, at the option of the Purchaser (i) the Closing Date shall be postponed for such period as may be deemed necessary for such Conditions to be satisfied or (ii) without limiting the generality of Section 14 of this Agreement, the obligations of the Purchaser and the Issuer under this Agreement shall terminate, neither the Purchaser nor the Issuer shall have any further obligations or

liabilities hereunder, and the Company shall have no further obligations or liabilities hereunder other than its obligations under Section 5 hereof.

(q)   All of the legal opinions, certificates, proceedings, instruments and other documents mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof if, but only if, they are in form and substance reasonably satisfactory to the Purchaser and the Issuer.

(r)   As of the Closing Date, no event of default (as defined in the Loan Documents) shall have occurred and be continuing, nor shall any event have occurred and be continuing as of the Closing Date which, with the lapse of time, would constitute such a default.

9.   TERMINATION. The Purchaser may terminate its obligations hereunder by written notice to the Issuer if, at any time subsequent to the date hereof and on or prior to the Closing Date:

(a)   There shall have occurred any material change in the business or affairs of the Issuer or the Company or any material change in the Project that materially adversely affects the financial condition, business, properties or prospects of the Company.

(b)   Any condition to the Purchaser's obligations hereunder is not satisfied because of any refusal, inability or failure on the part of the Company or the Issuer to comply with any of the terms or to fulfill any of the conditions provided for or contemplated by this Agreement, or if for any reason the Company, the Trustee or the Issuer shall be unable to perform all of their obligations or satisfy conditions, respectively, provided for or contemplated in this Agreement or the Loan Documents.

10.   EXPENSES. Except as otherwise provided herein, the Company shall cause to be paid out of its own funds, or the proceeds of the Bonds, the costs of issuing the Bonds, including, but not limited to, the fees and expenses described in Section 5 of this Agreement, whether or not the sale of the Bonds by the Issuer to the Purchaser is consummated.

11.   CONDITION OF THE ISSUER'S OBLIGATIONS. The Issuer's obligations hereunder are subject to the Purchaser's performance of its obligations hereunder.

12.   NOTICES. Any notice or other communication to be given under this Agreement may be given by delivering the same in writing and shall be deemed given, unless otherwise required herein, when received by registered or certified mail, return receipt requested, postage prepaid; or when received by overnight delivery; or when personally delivered; addressed as follows:

<u>**If to the Issuer**</u>:   Mississippi Business Finance Corporation
                            Attention: William T. Barry
                            735 Riverside Drive, Suite 300
                            Jackson, MS 39201
<u>**If to the Purchaser**</u>: Boardwalk Pipelines, LP
                            Attention: Mr. James Jones
                            9 Greenway Plaza, Suite 2800
                            Houston, TX 77046

Phone 713-479-8294
Facsimile Number: James.Jones@bwpmlp.com

If to the Company: Gulf South Pipeline Company, LP
Attn: Mr. James Jones
9 Greenway Plaza, Suite 2800
Houston, TX 77046
Phone 713-479-8294
E-Mail: James.Jones@bwpmlp.com

If to the Trustee: Hancock Bank
Attention: Susan Tsimortos
1855 Lakeland Drive, Suite Q-230
Jackson, MS 39216
Telephone Number: 601-981-7452
Facsimile Number: 601-368-9457

13.   SUCCESSORS. This Agreement is made solely for the benefit of the Issuer, the Purchaser and the Company (including their successor or assigns) and no other person shall acquire or have any right hereunder by virtue hereof (other than pursuant to Section 5 hereof).

14.   SURVIVAL OF CERTAIN REPRESENTATIONS AND WARRANTIES. All agreements, covenants, representations and warranties and all other statements of the Issuer and the Company set forth in or made pursuant to this Agreement shall remain in full force and effect and shall survive the Closing Date and the delivery of the Bonds.

15.   GOVERNING LAW. This Agreement shall be governed by the laws of the State.

16.   MISCELLANEOUS. This Agreement constitutes the only agreement among the parties hereto relating to the subject matter hereof, and it supersedes and cancels any and all previous contracts, agreements or understandings with respect thereto. This Agreement may not be amended or modified except in writing executed by all parties hereto. Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Indenture and the Loan Agreement.

17.   COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

18.   EFFECTIVE DATE. This Bond Purchase Agreement shall be effective as of December 1, 2008, although executed on the respective dates set forth below.

19.   DEFINED TERMS. The terms defined herein shall have the meanings set forth in the Loan Agreement and the Indenture.

[Remainder of Page Intentionally Left Blank.]

Exhibit 10.1 to Boardwalk Pipeline Partners, LP Form 8-K filed December 9, 2008

Very truly yours,

BOARDWALK PIPELINES, LP
By: **Boardwalk Operating GP, LLC**
Its: **General Partner**

By: **Boardwalk Pipeline Partners, LP**
Its: **Sole Member**

By: **Boardwalk GP, LP**
Its: **General Partner**

By: **Boardwalk GP, LLC**
Its: **General Partner**

By: _____

      Jamie Buskill, Senior Vice President,
      Chief Financial Officer and Treasurer

Dated: As of December 1, 2008

MISSISSIPPI BUSINESS FINANCE
CORPORATION

By: _____

      William T. Barry, Executive Director

Accepted as of December 1, 2008

GULF SOUTH PIPELINE COMPANY, LP
By: **GS Pipeline Company**
Its: **General Partner**

By: _____

      Jamie Buskill, Senior Vice President,
      Chief Financial Officer and Treasurer

Accepted as of December 1, 2008

Exhibit 10.1 to Boardwalk Pipeline Partners, LP Form 8-K filed December 9, 2008

[Signature Page to Bond Purchase Agreement.]

EXHIBIT A

**NOTICE OF BORROWING AND DESIGNATION OF
ADVANCE UNDER BONDS TO BE DELIVERED TO UNDERSIGNED
PURCHASER AND RELATED CERTIFICATES**

Boardwalk Pipelines, LP
3800 Frederica Street
Owensboro, KY 42301

      RE: $175,000,000 Maximum Principal Amount Mississippi Business Finance
              Corporation Taxable Industrial Development Revenue Bonds, Series 2008 (Gulf
              South Pipeline Company, LP Project) (the "Bonds")

Ladies and Gentlemen:

        Pursuant to that certain (i) Bond Purchase Agreement, dated as of December 1, 2008, (the "Bond Purchase Agreement"), between and among the Mississippi Business Finance Corporation (the "Issuer"), Boardwalk Pipelines, LP (the "Purchaser"), as purchaser of the captioned Bonds, Gulf South Pipeline Company, LP, a Delaware limited partnership (the "Company"), as borrower under that certain Loan Agreement with the Issuer relating to the captioned Bonds, dated as of December 1, 2008, (the "Loan Agreement"), and (ii) Trust Indenture dated as of December 1, 2008, between Hancock Bank, as trustee (the "Trustee") and the Issuer (the "Indenture"), the Company hereby notifies you as follows (capitalized terms used but not defined herein shall have the meanings given to them in the Indenture or the Loan Agreement referred to herein).

        The Company requests the Purchaser to take delivery of an advance upon the fully registered Bond of Series 2008 held by it in the principal amount of $_____ for the Project upon payment by it of the purchase price of $_____ to the Trustee as provided in the Bond Purchase Agreement and the Indenture.

        The Company also designates [_____] as the date of such advance.

        No event or circumstance has occurred and is continuing, or would result from the making of such borrowing by the Company or the making of such Advance by the Issuer which constitutes an Event of Default or would constitute an Event of Default with the giving of any required notice or lapse of time, or both, or which when considered by itself or together other past or then existing events or circumstances, constitute or would constitute a material adverse change in the business prospects or financial condition of the Company.

Exhibit 10.1 to Boardwalk Pipeline Partners, LP Form 8-K filed December 9, 2008

The Company hereby further certifies that the principal amount of the advance upon the Bonds designated for delivery hereinabove, when added to the principal amount of other Bond or Bonds issued pursuant to the Indenture and advances thereupon heretofore delivered by the Issuer to the Purchaser or to any other Registered Owner does not exceed $175,000,000 and will not exceed the anticipated total cost to finance the Project (as more fully described in the aforesaid Loan Agreement).

The Company and the Purchaser hereby direct the Trustee to indicate the foregoing amounts on the Note dated December ___, 2008 and the Company hereby directs the Purchaser to indicate the foregoing amounts on the Bond, each heretofore delivered to the Issuer and assigned to the Trustee in accordance with the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed on its behalf by the _____ of its general partner this _____ day of _____, 2008.

                                        GULF SOUTH PIPELINE COMPANY, LP
                                        By: **GS Pipeline Company, LLC**
                                        Its: **General Partner**

                                        By: _____

                                                      _____